Exhibit 99.2

PURCHASE AND SALE AGREEMENT

among

GOLDCORP USA, INC., GOLDCORP CANADA LTD., HOMESTAKE MINING

COMPANY OF CALIFORNIA

and

SILVER STANDARD RESOURCES INC.

dated as of

February 3, 2014

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS		1

ARTICLE 2 PURCHASE AND SALE		9

2.1	Purchase and Sale	9

2.2	Purchase Price	9

2.3	Closing	9

2.4	Transactions to be Effected Prior to the Closing	9

2.5	Transactions to be Effected at the Closing	10

2.6	Net Working Capital Adjustment	11

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF GOLDCORP USA		12

3.1	Organization	12

3.2	Due Authorization, Execution and Delivery; Enforceability	12

3.3	No Conflicts; Consents	13

3.4	Organization and Authority of Marigold	13

3.5	Unrelated Assets	13

3.6	Capitalization of Marigold	13

3.7	Marigold Financial Statements	14

3.8	Ordinary Course of Business	14

3.9	Litigation	14

3.10	Taxes	14

3.11	Undisclosed Liabilities	16

3.12	Corporate Records	16

3.13	Financial Advisors	16

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF HOMESTAKE		17

4.1	Organization	17

4.2	Due Authorization, Execution and Delivery; Enforceability	17

4.3	No Conflicts; Consents	17

4.4	Homestake Interest	17

4.5	Schedule UTP	17

4.6	Financial Advisors	17

i

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF SELLERS AS TO THE VENTURE		18

5.1	Title	18

5.2	Venture Assets	19

5.3	Material Contracts	19

5.4	No Violation or Breach; Consents	21

5.5	Financial Statements	21

5.6	Ordinary Course of Business	21

5.7	Litigation	22

5.8	Compliance with Laws; Permits	22

5.9	Environmental Matters	22

5.10	Employment Matters	23

5.11	Taxes	25

5.12	Undisclosed Liabilities	25

5.13	Export Controls	25

5.14	Inventories	26

5.15	Insurance	26

5.16	Non-Arm’s Length Transactions	26

5.17	Bank Accounts	26

5.18	No Other Representations and Warranties	26

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF BUYER		27

6.1	Organization	27

6.2	Due Authorization, Execution and Delivery; Enforceability	27

6.3	No Conflicts; Consents	27

6.4	Investment Purpose	27

6.5	Financial Advisors	28

6.6	Sufficiency of Funds	28

6.7	Legal Proceedings	28

6.8	Independent Investigation	28

6.9	Taxes	28

ARTICLE 7 COVENANTS		28

7.1	Conduct of Business Prior to the Closing	28

7.2	Access to Information	29

7.3	Employees; Benefit Plans	30

7.4	Plant Closings and Mass Layoffs	31

7.5	Confidentiality	31

7.6	Governmental Approvals and Other Third-Party Consents	31

7.7	Assistance; Financial Statements	32

7.8	Books and Records	32

7.9	Closing Conditions	33

7.10	Pre-Closing Reorganization	33

7.11	Ball Mill and Motor	33

7.12	Public Announcements	34

7.13	Further Assurances	34

7.14	Transfer Taxes	34

7.15	Replacement Reclamation Bond	34

7.16	Distribution of Cash; Payment of Indebtedness	34

7.17	Director and Officer Indemnification	35

7.18	Discharge of Encumbrances	35

7.19	Non-Solicitation	35

7.20	Payroll Services	35

7.21	Tires	35

ARTICLE 8 CONDITIONS TO CLOSING		35

8.1	Conditions to Obligations of All Parties	35

8.2	Conditions to Obligations of Buyer	36

8.3	Conditions to Obligations of Sellers	37

ARTICLE 9 INDEMNIFICATION		38

9.1	Survival	38

9.2	Indemnification by Sellers	38

9.3	Indemnification By Buyer	40

9.4	Certain Limitations	40

9.5	Indemnification Procedures	43

9.6	Tax Treatment of Indemnification Payments	44

9.7	Exclusive Remedies	44

ARTICLE 10 TAX MATTERS		45

10.1	Tax-Sharing Agreements	45

10.2	Taxes Attributable to Pre-Closing Period and Other Taxes	45

10.3	Tax Refunds and Tax Benefits	45

10.4	Contests	45

10.5	Returns	47

10.6	Tax Cooperation and Exchange of Information	48

10.7	Post-Closing Elections	48

10.8	Section 338(h)(10) Election	48

10.9	Indemnification for Post-Closing Transactions	49

10.10	Tax Covenants	49

ARTICLE 11 TERMINATION		49

11.1	Termination	49

11.2	Effect of Termination	50

ARTICLE 12 GOLDCORP GUARANTEE		50

12.1	Guarantee	50

12.2	Absolute Liability	51

12.3	Enforcement	51

ARTICLE 13 MISCELLANEOUS		52

13.1	Expenses	52

13.2	Notices	53

13.3	Interpretation	54

13.4	Headings	55

13.5	Severability	55

13.6	Entire Agreement	55

13.7	Successors and Assigns	55

13.8	No Third-Party Beneficiaries	55

13.9	Amendment and Modification; Waiver	56

13.10	Governing Law; Submission to Jurisdiction	56

13.11	Specific Performance	56

13.12	Several, Not Joint, Obligations	56

13.13	Counterparts	57

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), dated as of February 3, 2014, is entered into among Goldcorp USA, Inc., a Nevada corporation (“Goldcorp USA”), Goldcorp Canada Ltd., a Canadian corporation (“Goldcorp”), Homestake Mining Company of California, a California corporation (“Homestake” and, together with Goldcorp USA, “Sellers”), and Silver Standard Resources Inc., a British Columbia corporation (“Buyer”).

Recitals

A. Goldcorp USA owns all of the issued and outstanding shares of common stock (the “Marigold Shares”) of Marigold Mining Company, a Nevada corporation (“Marigold”).

B. Marigold owns legal title to the assets comprising the Marigold Mine located in Humboldt County, Nevada (the “Mine”) and a 66 2/3% beneficial interest in and to the Mine pursuant to the terms of that certain Mine Operating Agreement dated as of April 30, 2007 between Marigold and Homestake (the “Operating Agreement”) and manages and operates the Mine for the benefit of itself and Homestake pursuant to the terms of the Operating Agreement.

C. Goldcorp is an Affiliate of Goldcorp USA and accordingly will benefit from the completion of the transactions contemplated by this Agreement.

D. Buyer wishes to purchase (i) the Marigold Shares and (ii) Homestake’s 33 1/3% beneficial interest in the Mine (the “Homestake Interest”) and Goldcorp USA and Homestake wish to sell the Marigold Shares and the Homestake Interest, respectively, to Buyer, all upon the terms and conditions set forth herein.

Agreement

In consideration of the mutual recitals, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

The following terms have the meanings specified or referred to in this Article 1:

“Action” means any claim, action, cause of action, suit, writ, demand, notice, complaint, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, administrative order, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Allocation” has the meaning set forth in Section 10.8.

“Assumed Liabilities” means all the Liabilities of Homestake arising out of or relating to the ownership or operation of the Mine or the Venture or the Operating Agreement, whenever occurring, whether before or after the Closing, with the exception of the Taxes and the associated expenses with respect to the Homestake Interest for which Homestake is responsible pursuant to Article 10.

“Ball Mill and Motor” has the meaning set forth in Section 7.11(a).

“Base Purchase Price” has the meaning set forth in Section 2.2.

“Benefit Plan” has the meaning set forth in Section 5.10(b).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Toronto, Vancouver or Reno, Nevada are closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Indemnitees” has the meaning set forth in Section 9.2(a).

“Buyer’s Deductible” has the meaning set forth in Schedule 9.4(g).

“CAPEX Statement” has the meaning set forth in Section 2.6(a).

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” has the meaning set forth in Section 7.6(c).

“CFIUS Voluntary Notice” has the meaning set forth in Section 7.6(c).

“Closing” has the meaning set forth in Section 2.3.

“Closing Cash” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of October 18, 2013, between Buyer and Sellers.

“Contest” has the meaning set forth in Section 10.4(b).

“Continuing Employee” has the meaning set forth in Section 7.3(a).

“Data Room” means the electronic documentation site established on behalf of Sellers as it existed on February 3, 2014 at 2:30 pm PST.

“Direct Claim” has the meaning set forth in Section 9.5(c).

“Disclosure Schedules” means the Disclosure Schedules delivered by Sellers and Buyer concurrently with the execution and delivery of this Agreement.

“Dollars or $” means the lawful currency of the United States.

“Drop Dead Date” has the meaning set forth in Section 11.1(b)(i).

“Employees” means those Persons employed by Marigold on behalf of the Venture immediately prior to the Closing.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, option or agreement to sell an interest to a third party or other similar interest in the Real Property or the Personal Property or any other encumbrance of a similar nature.

“Environmental Claim” means any Action relating to remediation, investigation, monitoring, emergency response, decontamination, restoration or other action under any Environmental Law by any Person alleging or asserting liability, either direct or indirect, and either in whole or by way of contribution or indemnity, of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, any damages including natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (i) the presence, Release of, or exposure to, any Hazardous Materials; or (ii) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (i) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (ii) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Energy Reorganization Act, 42 U.S.C. §§ 5851 et seq. ; the Energy Policy Act of 2005, 42 U.S.C. §§ 13201 et seq.; the Energy Independence and Security Act of 2007, 42 U.S.C. §§ 17001 et seq.; the Surface Mining Control

and Reclamation Act, 30 U.S.C. §§ 1201 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §§ 136 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Chapter 40; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq; the Mine Safety and Health Act of 1977, 30 U.S.C. Chapter 22, as amended by the Mine Improvement and New Emergency Response Act of 2006, 30 U.S.C. § 876; the Pollution Prevention Act, 42 U.S.C. §§ 13101 et seq.; the Low-Level Radioactive Waste Policy Amendments Act of 1985, 42 U.S.C. §§ 2021b et seq.; the Nuclear Waste Policy Act, 42 U.S.C. §§ 10101 et seq.; the Endangered Species Act, 16 U.S.C. §§ 1531 et seq.; and the National Environmental Policy Act, 42 U.S.C. §§ 4321 et seq.; as well as all analogous and applicable state, federal, and local Laws.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any other person or entity under common control with Marigold within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Export Approvals” has the meaning set forth in Section 5.13(a).

“Goldcorp USA” has the meaning set forth in the preamble.

“Goldcorp USA Deductible” has the meaning set forth in Section 9.4(a).

“Goldcorp USA Purchase Price” means the amount of the Purchase Price paid to Goldcorp USA.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, award or other directive entered by or entered into with any Governmental Authority.

“Hazardous Materials” means: (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or otherwise hazardous or is regulated under Environmental Law; (ii) any substance that is defined as “hazardous waste,” “hazardous substance,” “extremely hazardous substance,” “pollutant” or “contaminant” or by words of similar import or regulatory effect under any Environmental Laws; and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Homestake” has the meaning set forth in the preamble.

“Homestake Deductible” has the meaning set forth in Section 9.4(c).

“Homestake Interest” has the meaning set forth in the recitals.

“Homestake Purchase Price” means the amount of the Purchase Price paid to Homestake.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Committee from time to time, and any successor standards or bodies thereto.

“Income Tax” means any federal, state, local or foreign income tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Return” means any return, declaration, report, claim for refunds or information return or statement relating to Income Taxes, including schedule or attachment thereto, and including any amendment thereof.

“Indebtedness” of any Person means, without duplication, (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (ii) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments; (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or financial debt security; (iv) commitments or obligations of such Person as an account party in respect of letters of credit, letters of guarantee or in respect of bankers acceptances; (v) obligations or commitments to repay deposits or other amounts advanced by and owing to third Persons; (vi) obligations under any interest rate, currency or other hedging agreement; (vii) obligations or commitments under capitalized leases (capital portion); or (viii) guarantees with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (i) through (vii) above.

“Indemnified Party” means a party making a claim under Article 9 or Article 10 (including a Buyer Indemnitee or Sellers’ Indemnitee) and “Indemnifying Party” means the party against whom such claims are asserted under Article 9 or Article 10.

“IRS” means Internal Revenue Service.

“Knowledge of Sellers (or Goldcorp USA)” or “Sellers’ (or “Goldcorp USA’s) Knowledge” or any other similar knowledge qualification, means the actual knowledge of the individuals holding the following positions at Goldcorp Inc.: Senior Vice President, Tax (as to tax matters only) and the Director, Pensions and Benefits (as to employee benefits matters only), as well as the general manager of the Mine and the other senior management members of the Mine who directly report to the general manager.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liability” or “Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, disputed or undisputed, liquidated or unliquidated, including any Unrelated Liabilities, or otherwise.

“Loss” or “Losses” means any losses, damages, Liabilities, claims, demands, prosecutions, fines, penalties or assessments, costs or expenses, including reasonable attorneys’ fees; provided, however, that Loss or Losses shall not include punitive (other than statutorily imposed punitive damages), incidental, consequential (including lost profits), special or indirect damages.

“Marigold” has the meaning set forth in the recitals.

“Marigold Shares” has the meaning set forth in the recitals.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to the business, results of operations, financial condition or assets of the Venture; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Venture operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (vi) any changes in applicable Laws or accounting rules (including IFRS); (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Venture; or (ix) any natural or man-made disaster or acts of God.

“Material Contracts” has the meaning set forth in Section 5.3(a).

“Mine” has the meaning set forth in the recitals.

“Net Working Capital” has the meaning set forth in Section 2.6(f).

“Net Working Capital Calculation” has the meaning set forth in Section 2.6(a).

“Operating Agreement” has the meaning set forth in the recitals.

“Permits” means all permits, licenses, franchises, approvals, authorizations and consents required to be obtained from Governmental Authorities.

“Permitted Encumbrances” means: (i) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workers’, repairers’ and similar liens arising or incurred in the ordinary course of business for which payment is not yet due; (iii) title of a lessor under a capital or operating lease; (iv) covenants, conditions, restrictions, title defects, easements or rights-of-way on title and similar matters filed of record in the real property records to which they relate or are located in the Nevada State Office of the Bureau of Land Management or the Nevada Division of Water Resources and that do not materially interfere with the operation of the Venture in the ordinary course of business; (v) such liens, imperfections in title, charges, easements, restrictions, encumbrances or other matters that are due to zoning or subdivision, entitlement, and other land use Laws or regulations; (vi) liens or encumbrances that arise solely by reason of acts of or with the written approval of Buyer; (vii) liens not created by Sellers or Marigold that affect the underlying interest of any leased real property, mining claims or water rights; (viii) any set of facts an accurate up-to-date survey would show, provided such facts do not materially interfere with the operation of the Venture in the ordinary course of business; (ix) orders or rulings of the Nevada State Office of the Bureau of Land Management or the Nevada Division of Water Resources of which the Sellers do not have Knowledge; and (x) any defect in title, lien or Encumbrance identified in the Disclosure Schedules.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Personal Property” has the meaning set forth in Section 5.1(f).

“Pre-Closing Reorganization” has the meaning set forth in Section 2.4.

“Purchase Price” has the meaning set forth in Section 2.2.

“Real Property” means the real property owned, leased or subleased by Marigold for the benefit of, and used in connection with the operation of, the Venture, together with all buildings, structures and facilities located thereon.

“Reclamation Bonds” has the meaning set forth in Section 7.15.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Replacement Bond” has the meaning set forth in Section 7.15.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Sellers” has the meaning set forth in the preamble.

“Sellers’ Indemnitees” has the meaning set forth in Section 9.3(a).

“Straddle Period” has the meaning set forth in Section 10.4(c).

“Tax” or “Taxes” means all federal, state, local, foreign and other income, alternative minimum, gross receipts, sales, use, value added, franchise, production, transfer, profits, license, service use, withholding, payroll, social security (or similar), disability, estimated, excise, severance, stamp, occupation, premium, ad valorem (real or personal property), environmental (including taxes under Section 59A of the Code), customs duties or other tax, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 9.5(a).

“Unrelated Assets” has the meaning set forth in Section 2.4.

“Unrelated Liabilities” has the meaning set forth in Section 2.4.

“Venture” means the business relationship between Marigold and Homestake under the Operating Agreement pursuant to which the Mine is owned, managed and operated.

“Venture Assets” means all properties and assets of the Venture or Marigold (held on behalf of the Venture) of every kind and description whether real, personal, mixed, tangible or intangible, wherever located and includes any interest therein.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, (i) Goldcorp USA shall sell and Buyer shall purchase the Marigold Shares, and (ii) Homestake shall sell and Buyer shall purchase the Homestake Interest in each case free and clear of all Encumbrances, all for the consideration specified in Section 2.2.

2.2 Purchase Price. The aggregate consideration (the “Purchase Price”) for the Marigold Shares and the Homestake Interest shall be $275,000,000 (the “Base Purchase Price”), plus the amount of any cash or cash equivalents held by or on behalf of the Venture at the time of Closing (the “Closing Cash”); plus or minus any adjustment required by Section 2.6. The Purchase Price shall be payable separately by Buyer to Goldcorp USA as consideration for the Marigold Shares and by Buyer to Homestake as consideration for the Homestake Interest, as instructed by Goldcorp USA and Homestake. No later than three Business Days prior to Closing, Sellers shall deliver to Buyer a statement indicating (i) the amount of Closing Cash, together with supporting detail and information to enable Buyer to have access to the Closing Cash on the Closing Date, (ii) the amount of the Base Purchase Price and Closing Cash to be paid to Goldcorp USA and Homestake, respectively, at the Closing, and (iii) wire transfer instructions for each of the Sellers. At the Closing, Buyer shall deliver by wire transfer the Base Purchase Price and the Closing Cash to Sellers in accordance with such instructions, in cash.

2.3 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Marigold Shares and the Homestake Interest contemplated hereby shall take place at a closing (the “Closing”) beginning at 9:00 a.m., local time, no later than three Business Days after the last of the conditions to Closing set forth in Article 8 have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Parsons Behle & Latimer, Reno, Nevada, or at such other time or on such other date or at such other place as Sellers and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

2.4 Transactions to be Effected Prior to the Closing. Subsequent to the execution of this Agreement and prior to the Closing: (i) Goldcorp USA shall cause Marigold to distribute, transfer and assign to Goldcorp USA (or to one or more limited liability companies of which Goldcorp USA is the sole member), pursuant to Treasury Regulation Section 1.338(h)(10)-1(d)(4), the assets set forth in Part I of Schedule 2.4 (the “Unrelated Assets”) together with any permit and reclamation sureties; and (ii) Goldcorp USA shall assume and agree to be responsible for all Liabilities associated with, relating to, or arising or resulting from, the Unrelated Assets and any and all other Liabilities or Indebtedness of Marigold that are unrelated to the Venture (the “Unrelated Liabilities”) and shall unconditionally, irrevocably and absolutely release and discharge Marigold from the Unrelated Liabilities, all in the manner set forth in Part II of Schedule 2.4 (such transactions are referred to herein as the “Pre-Closing Reorganization”). Goldcorp USA shall prior to Closing, provide to Buyer copies of all documents pertaining to the Pre-Closing Reorganization including all necessary consents and approvals required as set forth in Schedule 3.3.

2.5 Transactions to be Effected at the Closing. At the Closing:

(a) Buyer shall deliver to Sellers: (i) the Base Purchase Price and the Closing Cash in accordance with Section 2.2; and (ii) all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 8.3;

(b) Goldcorp USA shall deliver to Buyer stock certificates evidencing the Marigold Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank in form and substance acceptable to Buyer acting reasonably;

(c) Buyer shall deliver to Homestake an agreement sufficient to assume the Assumed Liabilities;

(d) Homestake shall deliver to Buyer bills of sale, assignments and other instruments of transfer sufficient to transfer the Homestake Interest, free and clear of all Encumbrances, in form and substance acceptable to Buyer acting reasonably;

(e) Goldcorp USA and Buyer shall execute four originals of IRS Form 8023 (Elections under Section 338 for Corporations Making Qualified Stock Purchases);

(f) Goldcorp USA and Homestake will each grant to Marigold a release and discharge in the form of Exhibit A attached hereto pursuant to which Goldcorp USA and Homestake, respectively will irrevocably, unconditionally and absolutely release and discharge Marigold from any and all manner of Actions and Liabilities which it ever had, now has or may have against Marigold for or by reason of any matter, cause or thing whatsoever done or omitted to be done by Marigold prior to the Closing but excluding any and all Actions and Liabilities it has or may have against Marigold under, or pursuant to, this Agreement and all other agreements, documents, instruments and certificates required to be delivered by Marigold to Goldcorp USA or Homestake, as applicable hereunder at the Closing.

(g) Marigold will grant to each of Goldcorp USA and Homestake a release and discharge in the form of Exhibit B attached hereto pursuant to which Marigold will irrevocably, unconditionally and absolutely release and discharge each of Goldcorp USA and Homestake, respectively, from any and all manner of Actions and Liabilities which it ever had, now has or may have against Goldcorp USA and Homestake for or by reason of any matter, cause or thing whatsoever done or omitted to be done by Goldcorp USA and Homestake prior to the Closing but excluding any and all Actions and Liabilities it has or may have against Goldcorp USA and/or Homestake under, or pursuant to, this Agreement and all other agreements, documents, instruments and certificates required to be delivered by Goldcorp USA and/or Homestake to Marigold hereunder at the Closing;

(h) Goldcorp USA shall deliver to Buyer evidence of the termination of the agreement between Marigold and Goldcorp Trading GMBH dated July 31, 2013 effective as of the Closing Date, the release and discharge from Goldcorp Trading GMBH of Marigold from any and all manner of actions, causes of action, suits, proceedings, debts, dues, profits, expenses, contracts, damages, claims, demands and liabilities whatsoever, in law or equity, which it ever had, now has or may have against Marigold under such agreement;

(i) Sellers shall deliver to Buyer all other agreements, documents, instruments or certificates required to be delivered by Sellers at or prior to the Closing pursuant to Section 8.2.

2.6 Net Working Capital Adjustment.

(a) Within 30 days of the Closing Date (or such other date as is mutually agreed to by the Buyer and Sellers in writing), Sellers shall deliver to Buyer:

(i) a calculation of Net Working Capital as at the Closing Date (the “Net Working Capital Calculation”); and

(ii) a statement of capital expenditures made by the Venture from and after the date hereof until the Closing Date (“CAPEX Statement”),

together with the documents necessary to support such calculations.

(b) Within 30 days following receipt of the Net Working Capital Calculation and the CAPEX Statement and the required support documents, Buyer shall review the Net Working Capital Calculation and CAPEX Statement and shall notify Sellers in writing if it has any objections to the Net Working Capital Calculation or CAPEX Statement. The notice of objection must contain a statement of the basis of the objections and the amount(s) in dispute. Buyer shall be deemed to have accepted the Net Working Capital Calculation if it does not notify in writing Sellers of its objection within such 30-day period, which shall then be final and binding upon the parties and shall not be subject to appeal, absent manifest error.

(c) If Buyer disputes the Net Working Capital Calculation or CAPEX Statement, the Buyer and Sellers will work expeditiously and in good faith in an attempt to resolve such dispute within a further period of 15 days after the date of notification by Buyer to Sellers of such dispute, failing which the dispute shall be submitted for determination to an independent national firm of certified public accountants mutually agreed to by Sellers and Buyer (and, failing agreement between Sellers and Buyer on the firm of certified public accountants within a further period of five Business Days, such independent national firm of certified public accountants shall be Ernst & Young, or if such firm is unable to act, KPMG. The determination of the firm of certified public accountants shall be final and binding upon the parties and shall not be subject to appeal, absent manifest error. The firm of certified public accountants shall be deemed to be acting as experts and not as arbitrators.

(d) Sellers and Buyer shall each bear the fees and expenses of their respective auditors and accountants, if any, in preparing or reviewing, as the case may be, the Net Working Capital Calculation or CAPEX Statement. In the case of a dispute and the retention of a national firm of certified public accountants to determine such dispute, the costs and expenses of such firm of certified public accountants shall be borne by Sellers if such firm of certified public accountant’s findings determines that the Net Working Capital Calculation or CAPEX Statement is misstated by 10% or greater and shall otherwise be borne by Buyer. However, Sellers on the one hand and Buyer on the other hand shall each bear their own costs in presenting their respective cases to the firm of certified public accountants.

(e) The Purchase Price shall be increased or decreased, as the case may be, dollar-for-dollar, to the extent that Net Working Capital as at the Closing Date, as determined in accordance with this Section 2.6, is more or less than $89,173,000, being the Net Working Capital as at September 30, 2013. The Purchase Price will be decreased dollar-for-dollar to the extent that aggregate amount of capital expenditures (both sustaining and new capital) of the Venture incurred and paid from the date hereof until the Closing Date is more than $1,500,000 below the aggregate amount of capital expenditures for the applicable time period forth in the 2014 budget as attached as 2.6(e). For the purposes of the foregoing sentence, for any period less than a whole month, the capital expenditures for that month set forth in Schedule 2.6(e) shall be pro-rated on a daily basis. If there is a decrease to the Purchase Price, the amount of such decrease shall be paid by Sellers to Buyer (in the same proportions as the payments of Purchase Price made to Sellers at the Closing) by wire transfer within five Business Days of the final determination of the Net Working Capital Calculation or CAPEX Statement, as the case may be. If there is an increase in the Purchase Price, Buyer shall pay the excess amount to Sellers (in the same proportions as the payments of Purchase Price made to Sellers at the Closing) by wire transfer within five Business Days of the final determination of the Net Working Capital Calculation. The determination and adjustment of the Purchase Price in accordance with the provisions of this Section 2.6 shall not limit or affect any other rights or causes of action any of the parties may have with respect to the representations, warranties, covenants and indemnities in its favor contained in this Agreement.

(f) For purposes of this Section 2.6, “Net Working Capital” means (i) the sum of the Venture’s trade accounts receivable, inventory and prepaid expenses less (ii) the sum of the Venture’s accounts payable and accrued payroll and other current liabilities (excluding any intercompany obligations and Taxes payable other than Taxes respecting the Real Property); for greater certainty, Net Working Capital shall be calculated in the same manner and include the same categories of line items as Net Working Capital as at September 30, 2013, which calculation is set out in Schedule 2.6(f).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF GOLDCORP USA

Goldcorp USA (as to itself and not as to Homestake) represents and warrants to Buyer as follows:

3.1 Organization. Goldcorp USA is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada.

3.2 Due Authorization, Execution and Delivery; Enforceability. Goldcorp USA has the requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Goldcorp USA of this Agreement, the performance by Goldcorp USA of its obligations hereunder and the consummation by Goldcorp USA of the transactions contemplated hereby have been duly authorized by all requisite corporate action. This Agreement has been duly executed and delivered by Goldcorp USA and constitutes the legal, valid and binding obligation of Goldcorp USA, enforceable against Goldcorp USA in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3 No Conflicts; Consents. The execution, delivery and performance by Goldcorp USA of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) conflict with or result in a violation or breach of any provision of the certificate of incorporation or bylaws of Goldcorp USA or Marigold; (ii) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Goldcorp USA or Marigold (with respect to the Unrelated Assets only), (iii) except as set forth in Schedule 3.3, and with respect to the Unrelated Assets only, require the consent of, notice to, or other action by, any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, any agreement to which Marigold is a party or by which Marigold is bound or to which any of its properties and assets are subject or any Permit affecting the properties, assets or business of Marigold; or (iv) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on the Unrelated Assets. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority or other Person is required by or with respect to Goldcorp USA or Marigold in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act and as set forth in Schedule 3.3.

3.4 Organization and Authority of Marigold. Marigold is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. Marigold is not required to qualify to do business as a foreign corporation in any state or other jurisdiction.

3.5 Unrelated Assets. None of the Unrelated Assets are needed for, or used in connection with, the ongoing operation of the Mine, the Venture or the Venture Assets.

3.6 Capitalization of Marigold.

(a) The authorized capital stock of Marigold consists of 2,500 shares of common stock, no par value, of which 625 shares are issued and outstanding and constitute the Marigold Shares, and 2,500,000 shares of stock, par value $1.00 (which, at the option of the board of directors of Marigold, may be declared preferred or common stock), of which no shares are outstanding. All of the Marigold Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by Goldcorp USA, free and clear of all Encumbrances. Upon consummation of the transactions contemplated by this Agreement, Buyer shall own all of the Marigold Shares, free and clear of all Encumbrances. All of the Marigold Shares were issued in compliance with applicable Laws. None of the Marigold Shares were issued in violation of any agreement, arrangement or commitment to which Goldcorp USA, Marigold or the Venture is a party or is subject to or in violation of any preemptive or similar rights of any Person.

(b) There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of Marigold or obligating Goldcorp USA or Marigold to issue or sell any shares of capital stock of, or any other interest in, Marigold. Marigold does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the capital stock of Marigold.

(c) Marigold does not own, or have any interest in, any shares or have an ownership interest in any other Person (apart from Dee Joint Venture referred to in Part I Schedule 2.4 and U.S. Mineral Company Inc.).

3.7 Marigold Financial Statements. Copies of Marigold’s balance sheet as at September 30, 2013 and income statement and statement of cash flows for the nine months ended September 30, 2013 are set forth in Schedule 3.7. Such financial statements have been prepared in accordance with IFRS applied on a basis consistent with those of preceding fiscal periods and fairly present in all material respects the financial condition of Marigold as of the date thereof or for the period covered thereby, subject to normal reporting adjustments and the absence of footnote disclosures.

3.8 Ordinary Course of Business. Except as expressly contemplated by this Agreement, from and after September 30, 2013 up and until the date of this Agreement, Marigold has been operated in the ordinary course of business in all material respects and there has not been any event, occurrence or development with respect to Goldcorp USA or Marigold that has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Marigold. Without limiting the foregoing, from and after September 30, 2013 up to the date of this Agreement, Marigold has not directly or indirectly: (a) purchased or otherwise acquired any interest in any securities of any other Person; or (b) amended or changed or taken any action to amend or change its constating or charter documents.

3.9 Litigation. There are no Actions pending or, to Goldcorp USA’s Knowledge, threatened against Marigold, which if determined adversely could reasonably be expected to have a material adverse effect on Marigold.

3.10 Taxes

(a) All federal Income Tax Returns and other Tax Returns required to be filed with respect to Marigold have been filed and all such Tax Returns are true, complete and correct in all material respects. No audit of any such Tax Return is currently in progress by any Governmental Authority and to the Knowledge of Goldcorp USA, no such audits are pending or threatened. All Taxes due and owing with respect to Marigold (whether or not shown on any Tax Return) have been timely paid or are accrued under IFRS and no Tax deficiencies are being proposed in writing by any Governmental Authority with respect to Marigold, and all deficiencies asserted, or assessments made, against Marigold as a result of any examinations by any Governmental Authority have been fully paid.

(b) Schedule 3.10(b) lists all Income Tax Returns and returns for the Nevada net proceeds of minerals tax filed with respect to Marigold for taxable periods ended on or after January 1, 2010. None of the Tax Returns listed in Schedule 3.10(b) has been audited or is currently the subject of audit. Goldcorp USA has made available to Buyer, in the Data Room, complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by Marigold since January 1, 2010.

(c) Marigold has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(d) The affiliated group of which Marigold is currently a member has filed all federal income Tax Returns and other Tax Returns that it was required to file for each taxable period during which Marigold was a member, and has paid all Taxes shown thereon as owing.

(e) There are no Encumbrances for Taxes on any of the assets of Marigold or on any assets held by Marigold on behalf of the Venture (other than Permitted Encumbrances).

(f) Marigold (EIN: 88-01-09880) is characterized as a domestic corporation pursuant to Section 7701(a)(30)(C) of the Code.

(g) Marigold has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or shareholder.

(h) No written claim has been made by any taxing authority in any jurisdiction where Marigold does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

(i) Schedule 3.10(i) sets forth:

(i) the taxable years of Marigold as to which the applicable statutes of limitations on the assessment and collection of Income Taxes and Nevada State Net Proceeds of Mineral Taxes have not expired;

(ii) those years for which examinations by the taxing authorities have been completed in respect of such Taxes; and

(iii) those taxable years for which examinations by taxing authorities are presently being conducted in respect of such Taxes.

(j) Except as set forth on Schedule 3.10(j) , no private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to Marigold.

(k) Except as set forth on Schedule 3.10(k), Marigold (i) has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes; and (ii) has no Liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, or by contract.

(l) Marigold has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(m) Marigold is not, and has not been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(n) Schedule 3.10(n) sets forth all foreign jurisdictions in which Marigold is subject to Tax, is engaged in business or has a permanent establishment. Marigold has not entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8. Marigold has not transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(o) Neither Goldcorp USA nor any of its direct or indirect parent corporations has ever filed a Schedule UTP (or similar schedule for US Income Tax purposes) that discloses any uncertain tax positions with respect to Marigold’s assets, the Venture or the Mine.

(p) Goldcorp USA is eligible to join with Buyer in making an election under Section 338(h)(10) of the Code with respect to the purchase and sale of the Marigold Shares.

(q) Other than the Tax Sharing Agreement, Marigold is not a party to any tax sharing agreement with respect to any Taxes.

3.11 Undisclosed Liabilities. To Goldcorp USA’s Knowledge, Marigold has no Indebtedness or Liabilities of a type required to be reflected on a balance sheet prepared in accordance with IFRS except (a) those which are adequately reflected or reserved against in Marigold’s Balance Sheet as of September 30, 2013, and (b) those which have been incurred in the ordinary course of business consistent with past practice since September 30, 2013.

3.12 Corporate Records. The corporate records and minute books of Marigold made available to Buyer in the Data Room contain complete and accurate minutes of all meetings held of and all written resolutions passed by the directors and shareholders of Marigold since January 1, 2009.

3.13 Financial Advisors. Except for BMO Capital Markets, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Goldcorp USA or Marigold and neither Buyer nor Marigold shall have any responsibility or liability whatsoever for the payment of such fee or commission.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF HOMESTAKE

Homestake (as to itself and not as to Goldcorp USA) represents and warrants to Buyer as follows:

4.1 Organization. Homestake is a corporation duly organized, validly existing and in good standing under the Laws of the State of California and is characterized as a domestic corporation pursuant to Section 7701(a)(30)(C) of the Code.

4.2 Due Authorization, Execution and Delivery; Enforceability. Homestake has the requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Homestake of this Agreement, the performance by Homestake of its obligations hereunder and the consummation by Homestake of the transactions contemplated hereby have been duly authorized by all requisite corporate action. This Agreement has been duly executed and delivered by Homestake and constitutes the legal, valid and binding obligation of Homestake, enforceable against Homestake in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 No Conflicts; Consents. The execution, delivery and performance by Homestake of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) conflict with or result in a violation or breach of any provision of the certificate of incorporation or bylaws of Homestake; or (ii) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Homestake. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority or other Person is required by or with respect to Homestake in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act and as set forth in Schedule 4.3.

4.4 Homestake Interest. The Homestake Interest is a 33 1/3% beneficial interest in and to the Mine pursuant to the terms of the Operating Agreement. Homestake is the sole owner of the Homestake Interest, free and clear of all Encumbrances and upon the consummation of the transactions contemplated by this Agreement, Buyer shall own 100% of the Homestake Interest.

4.5 Schedule UTP. Neither Homestake nor its ultimate parent has ever filed a Schedule UTP (or similar schedule for US Income Tax purposes) that discloses any uncertain tax positions with respect to Marigold’s assets, the Venture or the Mine.

4.6 Financial Advisors. Except for RBC Capital Markets, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Homestake and neither Buyer nor Marigold shall have any responsibility or liability whatsoever for the payment of such fee or commission.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS AS TO THE VENTURE

Sellers severally and not jointly represent and warrant to Buyer as follows:

5.1 Title.

(a) Schedule 5.1(a) sets forth a true and complete list of all owned Real Property other than owned mining claims. Marigold holds on behalf of the Venture title to all such Real Property, free and clear of all Encumbrances except for Permitted Encumbrances. There are no royalties granted by Marigold or reserved in grants to Marigold in respect of such Real Property.

(b) Schedule 5.1(b) sets forth a true and complete list of all Real Property leased or subleased by Marigold on behalf of the Venture, other than leased or subleased mining claims, including a description of the leases and if applicable, subleases under which such Real Property is leased or subleased and any associated royalties. Marigold holds on behalf of the Venture a valid and enforceable leasehold or subleasehold interest in all such Real Property, free and clear of all Encumbrances except for Permitted Encumbrances and all such leases or subleases are in good standing. To the Sellers’ Knowledge, the Venture is in exclusive possession of such leased premises. To the Sellers’ Knowledge, no Person, other than the applicable lessors and Marigold on behalf of the Venture, has any ownership or leasehold interest in any of the leased or subleased land that materially interferes with the operations of the Venture in the ordinary course of business. Marigold is not in breach of any material term of any of such leases or subleases and to Sellers’ Knowledge, none of the other parties to any of such leases and subleases is in breach of any of the terms thereof. Marigold has not received any notice of breach of or default under any such lease or sublease that remains outstanding and no lessor or sublessor has alleged that any breach or default exists that remains outstanding. To Sellers’ Knowledge, no event or condition has occurred which, either immediately or after notice or lapse of time or both, could give rise to the cancellation or termination of any of such leases or subleases.

(c) Schedule 5.1(c) sets forth a true and complete list of all mining claims included in the Real Property that are owned by Marigold and used in connection with the operation of the Venture. There are no royalties granted by Marigold or reserved in grants to Marigold in respect of such mining claims. Marigold is the sole owner (except for the beneficial rights of Homestake) and holds on behalf of the Venture title to each such mining claim, free and clear of all Encumbrances except for Permitted Encumbrances. To Sellers’ Knowledge all such mining claims have been located and maintained in accordance with applicable Law and all such mining claims are in good standing and in full force and effect.

(d) Schedule 5.1(d) sets forth a true and complete list of all mining claims, leased by Marigold and used in connection with the operation of the Venture, including a description of the leases under which such mining claims are leased and any associated royalties. Marigold holds on behalf of the Venture a valid and enforceable leasehold interest in all such mining claims, free and clear of all Encumbrances except for Permitted Encumbrances and all such leases or subleases are in good standing. To the Sellers’ Knowledge, the Venture is in exclusive possession of such leased premises for mining purposes. To Sellers’ Knowledge, no Person, other than the applicable lessors and Marigold on behalf of the Venture, has any ownership or leasehold interest in any of the leased or subleased land that materially interferes with the operations of the Venture in the ordinary course of business. Marigold is not in breach of any material term of any of such leases and to Sellers’ Knowledge, none of the other parties to any of such leases is in breach of any of the terms thereof. Marigold has not received any notice of breach of or default under any such lease or sublease that remains outstanding and no lessor or sublessor has alleged that any breach or default exists that remains outstanding. No event or condition has occurred which, either immediately or after notice or lapse of time or both, could give rise to the cancellation or termination of any of such leases. To Sellers’ Knowledge all such mining claims have been located and maintained in accordance with applicable Law and all such mining claims are in good standing and in full force and effect.

(e) Schedule 5.1(e) sets forth a true and complete list of all water rights owned by Marigold and identified as those rights to be used in connection with the operation of the Venture (the “Water Rights”). Marigold holds on behalf of the Venture title to each such Water Right, free and clear of all Encumbrances except for Permitted Encumbrances. None of the Water Rights share or have shared a common place of use with or are appurtenant to the water rights used by Daisy Mine or the Dee Joint Venture. Sellers and Marigold have not received from any Person any notice or claim which either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date, materially affecting title to the Water Rights listed in Schedule 5.1(e), including notices of non-use regarding such Water Rights.

(f) Marigold holds, on behalf of the Venture, good and valid title to, or a valid leasehold or subleasehold interest in, all buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles, inventory and other items of tangible personal property and other assets used in the operation of the Mine (the “Personal Property”) and the Personal Property is free and clear of all Encumbrances other than Permitted Encumbrances.

5.2 Venture Assets. The Real Property, the Water Rights, the Personal Property, the Material Contracts, the Permits and the Environmental Permits constitute all of the rights, assets and properties that are usually and ordinarily used in, and are sufficient for, the continued conduct of the Venture’s business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business of the Venture as currently conducted. Neither Sellers nor Marigold are aware of any condition, event or circumstance that might prevent or impede, after the Closing Date, the ownership, lease, operation or use of the business or assets of the Venture as currently carried out.

5.3 Material Contracts.

(a) Schedule 5.3(a) lists each of the following contracts and other agreements of the Venture or of Marigold on behalf of the Venture (the “Material Contracts”):

(i) any service or supply of goods agreement, license agreement or technology agreement that requires, in accordance with its terms, payments in excess of $500,000 in any twelve-month period and which may not be cancelled on thirty (30) days’ prior notice or less;

(ii) agreements with Sellers or any Affiliates of Sellers or any current officer or director of Sellers or Marigold (other than agreements made in the ordinary course of business on terms generally available to similarly situated non-affiliated parties);

(iii) agreements that restrict the ability of the Venture or Marigold to engage in any line of business, including restriction on the ability of Marigold to carry on mining, exploration or other activities in any location;

(iv) agreements with any labor union or association representing any Employee;

(v) agreements for the purchase or sale of any of the assets of the Venture other than in the ordinary course of business, for consideration in excess of $500,000;

(vi) agreements relating to any acquisition to be made on behalf of the Venture of any operating business or the capital stock of any other Person, in each case for consideration in excess of $500,000;

(vii) agreements relating to the incurrence of Indebtedness, or the making of any loans, with Persons other than Sellers or their Affiliates, in each case involving amounts in excess of $500,000;

(viii) any agreement that would prohibit or restrict the transactions contemplated by this Agreement or under which the transactions contemplated by this Agreement would constitute a breach;

(ix) any joint venture agreements including, without limitation, the Operating Agreement; and

(x) any agreements that have not been entered into in the ordinary course of business.

(b) Each Material Contract is valid and binding on the Venture (or in the case of a Material Contract entered into by Marigold for the benefit of the Venture, on Marigold) in accordance with its terms and is in full force and effect. Neither the Venture nor Marigold, as applicable, or to Sellers’ Knowledge in each case, any other party thereto, is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Material Contract. To Sellers’ Knowledge, Marigold has not received any notice of breach of or default under any such contract that remains outstanding and no counterparty has alleged that any default exists that remains outstanding. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer in the Data Room. To Sellers’ Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.

5.4 No Violation or Breach; Consents. The execution, delivery and performance by Sellers of this Agreement, and the consummation of the transactions contemplated hereby do not and will not: (i) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Venture or Marigold on behalf of the Venture, or (ii) except as set forth in Schedule 5.4, require the consent of, notice to, or other action by, any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, any Material Contract, any leases or subleases of Real Property, or any Permit affecting the properties, assets or business of the Venture, or Marigold on behalf of the Venture; or (iii) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of the Venture, or Marigold held on behalf of the Venture. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority or any other Person is required by or with respect to the Venture in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act and as set forth in Schedule 5.4.

5.5 Financial Statements. Copies of a balance sheet as at September 30, 2013 and an income statement and a statement of cash flows for the nine months ended September 30, 2013 reflecting the operations of the Venture are set forth in Schedule 5.5. Such financial statements have been prepared in accordance with IFRS applied on a basis consistent with those of preceding fiscal periods and fairly present in all material respects the financial condition of the Venture as of the date thereof or for the period covered thereby, subject to normal reporting adjustments and the absence of footnote disclosures.

5.6 Ordinary Course of Business. Except as expressly contemplated by this Agreement, from September 30, 2013 the Venture has been operated in the ordinary course of business in all material respects and there has not been any event, occurrence or development with respect to the Venture that has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Venture. Without limiting the foregoing, from and after September 30, 2013 up to the date of this Agreement:

(a) Neither Marigold on behalf of the Venture nor the Venture has directly or indirectly:

(i) sold, transferred, assigned, leased or otherwise disposed of any capital assets having a fair market value in excess of $2,000,000 in the aggregate;

(ii) given or agreed to give or become a party to or bound by any guarantee, surety or indemnity in respect of the liabilities or indebtedness of any other Person;

(iii) entered into any transaction, contract or agreement, or modification or cancellation of any contract or agreement, other than in the ordinary course of business, except as provided in the Pre-Closing Reorganization;

(iv) made or authorized any payment to or for the benefit of any director, officer or employee on account of salary, pay, fringe benefits, commissions or other compensation, pension, bonus, share of profits or any Benefit Plan, except in the ordinary course of business and at rates consistent with previous years, or increased or agreed to increase the salary, pay, fringe benefits, commissions or other compensation, pension, bonus, share of profits or any Benefit Plan of any director, officer or employee, nor has there been any actual, pending or threatened change in the relationship between Marigold and any employee or group of employees, except in the ordinary course of business;

(v) made or incurred capital expenditures or entered into leases with a capitalized value in amounts that, in the aggregate are more than $2,000,000 above the aggregate amount of capital expenditures for the applicable time period set forth in the 2013 forecast and 2014 budget, as attached as Schedule 2.6(e). For the purpose of the foregoing sentence, for any period less than a whole month, the capital expenditures for that month set forth in Schedule 2.6(e) shall be prorated on a daily basis; or

(vi) agreed to do any of the foregoing.

5.7 Litigation. There are no Actions pending or, to Sellers’ Knowledge, threatened against Sellers or any Affiliate thereof and relating to the Venture, or Marigold on behalf of the Venture, which if determined adversely could reasonably be expected to result in a Material Adverse Effect.

5.8 Compliance with Laws; Permits. The Venture and Marigold, acting on behalf of the Venture, is in compliance with all Laws applicable to the Venture. All Permits required for the Venture to conduct its business as it is presently being conducted have been obtained by Marigold on behalf of the Venture and are valid and in full force and effect. Marigold has not received any notice of default of any Permit that remains outstanding and no issuer of any Permit has alleged that any default exists that remains outstanding. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.

5.9 Environmental Matters.

(a) To Sellers’ Knowledge, the Venture and Marigold, acting on behalf of the Venture, is in material compliance with all Environmental Laws and has not, and Sellers and Marigold have not, received from any Person: (i) any Environmental Notice or Environmental Claim, or (ii) written request for information pursuant to any Environmental Law, which in either case, remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date. None of the Real Property is listed on, or has been proposed for listing on, the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System under CERCLA or any similar state list.

(b) Schedule 5.9(b) lists each of the Environmental Permits necessary for the ownership, lease, operation or use of the business or assets of the Venture. Marigold, on behalf of the Venture, has obtained and is in material compliance with all of the Environmental Permits listed on Schedule 5.9. All such permits are in full force and effect. Sellers are not aware of any condition, event or circumstance attributable to Sellers that might impede or prevent the transferability of any Environmental Permit for which a transfer might be required.

(c) To Sellers’ Knowledge, except as set forth in Schedule 5.9(c), which matters do not have a Material Adverse Effect, there has been no Release of Hazardous Materials in contravention of Environmental Laws with respect to the business or assets of the Venture or any Real Property currently owned, operated or leased by the Venture or by Marigold on behalf of the Venture, and neither Marigold nor Sellers has received an Environmental Notice that any Real Property currently owned, operated or leased in connection with the business of the Venture (including soils, groundwater, surface water, buildings and other structure located on any such Real Property) or owned, operated or leased by any third party has been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Laws or term of any Environmental Permit by, Sellers, Marigold or the Venture.

(d) Sellers have previously made available to Buyer in the Data Room any and all material environmental reports, studies, audits, records, sampling data, site assessments and other similar documents with respect to the business or assets of the Venture or any currently owned, operated or leased Real Property which are in the possession or control of Sellers or Marigold.

5.10 Employment Matters.

(a) Except as set forth in Schedule 5.10(a), (i) the Venture has never had any employees, (ii) Marigold has employed or hired all employees, and contracted with all contractors and consultants who have provided services to, for the benefit of or on behalf of the Venture, (iii) Marigold has no employees or service providers other than those employed or engaged on behalf of the Venture and listed on Schedule 5.10(a), and (iv) Marigold does not have any plan or commitment to establish any new Benefit Plan that is sponsored by Marigold or amend or modify any Benefit Plan and each Benefit Plan can be amended, terminated or otherwise discontinued by its plan sponsor after the Closing Date without material liability to Buyer or Marigold (other than ordinary administration expenses).

(b) Schedule 5.10(b) contains a list of each benefit, employment, compensation, profit-sharing, deferred compensation, incentive, stock or stock-based, change in control, retention, severance, vacation, paid time off, fringe-benefit and other similar agreement, plan, policy, program or arrangement (including amendments thereto), whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, in effect and covering one or more Employees or service providers or the beneficiaries or dependents of any Employees or service providers that is maintained, sponsored, contributed to, or required to be contributed to by Marigold, or under which Marigold has or could have any Liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise (as listed on Schedule 5.10(b), each, a “Benefit Plan”). Schedule 5.10(b) identifies all Benefit Plans sponsored by Marigold separately from those Benefit Plans sponsored by another entity.

(i) Except as set forth in Schedule 5.10(b)(i), each Benefit Plan complies in all material respects with all applicable Laws. There is no pending or, to Sellers’ Knowledge, threatened Action relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan is a participant in an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(ii) Each Benefit Plan intended to qualify under Section 401(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to its qualified status under the Code or has remaining a period of time under applicable guidance to apply for such a letter without adverse consequences.

(iii) Marigold has provided to Buyer in the Data Room or otherwise correct and complete copies of all documents embodying each Benefit Plan sponsored by Marigold including (without limitation) all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, and group insurance contracts and policies.

(iv) Except as set forth in Schedule 5.10(b)(iv), Marigold and its ERISA Affiliates have never maintained, established, sponsored, participated in, or contributed to, any employee benefit plan which is subject to Title IV of ERISA or Section 412 of the Code, at no time has Marigold or its ERISA Affiliates contributed to or been obligated to contribute to any Multiemployer Plan within the meaning of Section 3(37) of ERISA, and Marigold and its ERISA Affiliates have never maintained, established, sponsored, participated in, or contributed to any multiple employer plan, or to any plan described in Section 413 of the Code. Except as set forth in Schedule 5.10(b)(iv), no Benefit Plan provides, or reflects or represents any liability to provide retiree health to any Person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or other applicable statute, and Marigold has never represented, promised or contracted (whether in oral or written form) to any service provider that such Person would be provided with retiree health, except to the extent required by statute.

(v) To the Knowledge of Sellers, each Benefit Plan that is subject to Section 409A of the Code has been operated in material compliance with such section and all applicable regulatory guidance (including notices, rulings and proposed and final regulations). To the Knowledge of Sellers, no payment pursuant to any Benefit Plan or other arrangement between Marigold and any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including, without limitation, the grant, vesting or exercise of any equity award, would subject any Person employed or hired by Marigold to a tax pursuant to Section 409A of the Code.

(vi) Except as set forth in Schedule 5.10(b)(vi), neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (A) entitle any current or former director, officer, employee, independent contractor or consultant of Marigold to severance pay or any other payment; (B) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (C) limit or restrict the right of Marigold to merge, amend or terminate any Benefit Plan that is sponsored by Marigold; or (D) increase the amount payable by Marigold under or result in any other material obligation pursuant to any Benefit Plan.

(c) Except as set forth in Schedule 5.10(c), neither Marigold nor the Venture is or ever has been bound by any collective bargaining or other agreement with a labor organization representing any of the Employees and, to Sellers’ Knowledge, no work stoppage, union organization effort or labor strike against Marigold or the Venture is pending or threatened.

(d) Marigold is in material compliance with all applicable Laws pertaining to employment and employment practices.

(e) Except as set forth in Schedule 5.10(e), Marigold is not obligated to make any parachute payments as such term is defined in Section 280G of the Code, and Marigold is not a party to any agreement that under certain circumstances is reasonably likely to obligate it, or any successor in interest, to make any such parachute payments.

5.11 Taxes. Sellers timely filed an election under Section 761 of the Code to exclude the Venture from the application of Subchapter K, Chapter 1, Subtitle A of the Code and at all relevant times such election has been effective for all purposes under the Code. None of the Real Property is subject to any tax partnership agreements requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

5.12 Undisclosed Liabilities. To Sellers’ Knowledge, the Venture (either directly or indirectly through Marigold) has no Indebtedness or other Liabilities of a type required to be reflected on a balance sheet prepared in accordance with IFRS except: (a) those which are adequately reflected or reserved against in the Venture’s Balance Sheet as of September 30, 2013; and (b) those which have been incurred in the ordinary course of business consistent with past practice since September 30, 2013.

5.13 Export Controls. The Venture and Marigold have at all times conducted their export and related transactions in all material respects in accordance with (i) all applicable U.S. export, re-export, and anti-boycott laws and regulations, including the Export Administration Regulations, the Arms Export Control Act and International Traffic in Arms Regulations, and U.S. economic sanctions laws and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and (ii) all other applicable import and export controls in other countries in which Marigold or the Venture conducts business. Without limiting the foregoing:

(a) The Venture and Marigold have obtained in a timely manner all material export licenses and other material consents, authorizations, waivers, approvals, and orders, and have made or filed any and all necessary notices, registrations, declarations and filings with any Governmental Authority, and have met the requirements of any license exceptions or exemptions, as required in connection with the export and re-export of their products and services, and releases of technology and technical data to foreign nationals located in the United States and abroad (“Export Approvals”).

(b) The Venture and Marigold are in compliance in all material respects with the terms of all applicable Export Approvals.

(c) There are no pending or, to the Knowledge of Sellers, threatened inquiries, investigations, enforcement actions, voluntary disclosure or other claims against the Venture or Marigold with respect to Export Approvals.

(d) There are no actions, conditions or circumstances pertaining to the export and related transactions of the Venture or Marigold that may give rise to any future inquiries, investigations, enforcement actions, voluntary disclosures or other claims.

5.14 Inventories. The warehouse inventories are carried on the books and records and financial statement of the Venture consistent with IFRS and all obsolete inventory has been duly recorded. The levels of warehouse inventories have been maintained at such amounts as are reasonably required for the operation of the Venture in the ordinary course of business consistent with past practice.

5.15 Insurance. None of Marigold, Goldcorp USA or Homestake maintain any insurance policies that provide coverage to the Venture.

5.16 Non-Arm’s Length Transactions. Except as disclosed in Schedule 5.16 or as contemplated by this Agreement:

(a) Marigold has not made any payment or loan to, or borrowed any monies from or is not otherwise indebted to, any present or former officer, director, employee, shareholder or Affiliate of Marigold, except for usual compensation to officers, directors and employees paid in the ordinary and normal course of business, consistent with past practice; and

(b) there are no agreements, arrangements, transactions or proposed transactions between Marigold, on the one hand, and either Goldcorp USA or Homestake or any of its Affiliates or any officer, director or employee of Goldcorp USA or Homestake, on the other hand.

5.17 Bank Accounts. Schedule 5.17 contains a complete and accurate listing of the name and address of each bank, trust company or similar financial institution in which Marigold or the Venture has an account, safe deposit box or other banking facility, including account numbers and the names of all persons authorized to transact business in respect of those accounts.

5.18 No Other Representations and Warranties. Except for the representations and warranties contained in Article 3, Article 4 and Article 5 (including the related portions of the Disclosure Schedules), none of Sellers, Marigold or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Sellers or Marigold, including any representation or warranty as to the accuracy or completeness of any information furnished or made available to Buyer and its Representatives (including any information, documents or material made available to Buyer in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Venture, or any representation or warranty arising from statute or otherwise in law.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

6.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the Province of British Columbia.

6.2 Due Authorization, Execution and Delivery; Enforceability. Buyer has the requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite corporate action. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) result in a violation or breach of any provision of the organizational documents of Buyer; or (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority or other Person is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for a CFIUS Voluntary Notice if required by Buyer, and such filings as may be required under the HSR Act and as set forth in Schedule 6.3.

6.4 Investment Purpose. Buyer is acquiring the Marigold Shares and the Homestake Interest solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Marigold Shares and the Homestake Interest are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Marigold Shares and the Homestake Interest may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the Marigold Shares and the Homestake Interest for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

6.5 Financial Advisors. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer for which Sellers shall have any responsibility or liability whatsoever for the payment of any such fee or commission.

6.6 Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

6.7 Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

6.8 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of Marigold and the Venture. Buyer acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Goldcorp USA set forth in Article 3, of Homestake set forth in Article 4 and of Sellers set forth in Article 5 (including the related portions of the Disclosure Schedules); and (ii) none of Sellers, Marigold or any other Person has made any representation or warranty as to Sellers, Marigold, the Venture or this Agreement, except as expressly set forth in Article 3, Article 4 and Article 5 (including the related portions of the Disclosure Schedules).

6.9 Taxes. Buyer is eligible to join with Goldcorp USA in making an election under Section 338(h)(10) of the Code with respect to the purchase and sale of the Marigold Shares.

ARTICLE 7

COVENANTS

7.1 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) Goldcorp USA shall cause Marigold to and Homestake shall cooperate with Goldcorp USA in causing Marigold to:

(i) conduct the business of the Venture in the ordinary course of business; and

(ii) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Venture and to preserve the rights, franchises, goodwill and relationships of the Employees and the customers, lenders, suppliers, regulators and others having business relationships with the Venture;

(b) Goldcorp USA and Homestake shall not permit Marigold to directly or indirectly:

(i) sell, transfer, assign, lease or otherwise dispose of any capital assets having a fair market value in excess of $2,000,000 in the aggregate;

(ii) give or agree to give or become a party to or bound by any guarantee, surety or indemnity in respect of the liabilities or indebtedness of any other Person;

(iii) purchase or otherwise acquire any interest in any securities of any other Person;

(iv) enter into any transaction, contract or agreement, or modification or cancellation of any contract or agreement, other than in the ordinary course of business, except as provided in the Pre-Closing Reorganization;

(v) except as set forth in Schedule 7.1(b), make or authorize any payment to or for the benefit of any director, officer or employee on account of salary, pay, fringe benefits, commissions or other compensation, pension, bonus, share of profits or any Benefit Plan, except in the ordinary course of business and at rates consistent with previous years, or increased or agreed to increase the salary, pay, fringe benefits, commissions or other compensation, pension, bonus, share of profits or any Benefit Plan of any director, officer or employee, except in the ordinary course of business;

(vi) make or incur capital expenditures or enter into leases with a capitalized value in amounts that, in the aggregate are more than $2,000,000 above the aggregate amount of capital expenditures for the applicable time period set forth in the 2014 budget, as attached as Schedule 2.6(e). For the purpose of the foregoing sentence, for any period less than a whole month, the capital expenditures for that month set forth in Schedule 2.6(e) shall be prorated on a daily basis;

(vii) amend or change or take any action to amend or change its constating or charter documents; or

(viii) agree to do any of the foregoing.

(c) From the date hereof until the Closing, Goldcorp USA shall not (and shall cause its affiliated corporations to not) take any action which would jeopardize the Section 338(h)(10) election contemplated by Section 10.8.

7.2 Access to Information. From the date hereof until the Closing, Goldcorp USA shall cause Marigold to and Homestake shall cooperate with Goldcorp USA in causing Marigold to: (i) afford Buyer and its Representatives reasonable access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, contracts, agreements and other documents and data related to the Venture; (ii) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Venture as Buyer or any of its Representatives may reasonably request; and (iii) instruct the Representatives of Sellers and Marigold to cooperate with Buyer in its investigation of the Venture; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to Sellers and Marigold, under the supervision of Sellers’ and Marigold’s personnel, in compliance with all of Marigold’s health, safety and environmental regulations and procedures, and in such a manner as not to interfere with the normal operations of the Venture. All requests by Buyer for access pursuant to this Section 7.2 shall be submitted or directed exclusively to a Director, Business Development of Goldcorp USA or the Mine General Manager of Marigold or such other individuals as Sellers may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, neither Sellers shall be required to disclose any information to Buyer to the extent that such disclosure would: (x) jeopardize any attorney-client privilege of the Sellers (but only with respect to a matter that has no relation whatsoever to Marigold, the Homestake Interest, the Venture or the Venture Assets, the Mine or the operations and activities thereon, or the direct or indirect interest of Goldcorp USA and/or Homestake therein); or (y) contravene any applicable Law. Prior to the Closing, Buyer shall be permitted to contact suppliers to, or customers of, the Venture with the prior written consent of Sellers (such consent not to be unreasonably withheld, conditioned or delayed) and Buyer shall not have the right to perform invasive or subsurface investigations of the Real Property without the prior written consent of Sellers (such consent not to be unreasonably withheld, conditioned or delayed). Buyer shall, and shall cause its Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 7.2.

7.3 Employees; Benefit Plans.

(a) At the Closing, Buyer shall cause Marigold to provide each Employee who remains employed immediately after the Closing (“Continuing Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by Marigold immediately prior to the Closing; (ii) target bonus opportunities, if any, which are no less than the target bonus opportunities provided by Marigold immediately prior to the Closing; and (iii) retirement and welfare benefits that are substantially similar in the aggregate to those provided by Marigold immediately prior to the Closing.

(b) With respect to any employee benefit plan maintained by Buyer or its subsidiaries in which any Continuing Employee will participate effective as of the Closing, Buyer shall, or shall cause Marigold to, recognize all service of Continuing Employees with Marigold as if such service were with Buyer, for vesting and eligibility purposes in any employee benefit plan in which such Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits or (ii) such service was not recognized under the corresponding Benefit Plan.

(c) This Section 7.3 shall be binding upon and inure solely to the benefit of each of the Sellers and Buyer, and nothing in this Section 7.3, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.3. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 7.3 shall not create any right in any current or former service provider, Employee or any other Person to any continued employment with Marigold, Buyer or any of their respective Affiliates (either before or after the Closing Date) or compensation or benefits of any nature or kind whatsoever.

7.4 Plant Closings and Mass Layoffs. Buyer shall not, and shall cause Marigold not to, take any action following the Closing that could result in WARN Act liability.

7.5 Confidentiality. Buyer acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 7.5 shall nonetheless continue in full force and effect.

7.6 Governmental Approvals and Other Third-Party Consents.

(a) Each party hereto shall, as promptly as possible, use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities or other Persons that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement, including amendment, approval, transfer or other actions necessary with respect to Permits (as may be approved by Buyer in writing acting reasonably), and including in the case of Goldcorp USA, the completion of the Pre-Closing Reorganization. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b) If required by the HSR Act and if the appropriate filing pursuant to the HSR Act has not been filed prior to the date hereof, each party hereto agrees to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within 10 Business Days after the date hereof and to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act.

(c) If the parties determine, acting reasonably, that they wish to have submitted a voluntary notice and any requested supplemental information (collectively, the “CFIUS Voluntary Notice”) to CFIUS under Section 721 of Title VII of the Defense Production Act of 1950, as amended, with regard to the transactions contemplated by this Agreement, (i) the parties shall cooperate with respect to the preparation and submission, as promptly as practicable following the date hereof, of a CFIUS Voluntary Notice; (ii) the parties shall promptly provide each other with all information necessary to complete preparation and submission of the CFIUS Voluntary Notice and respond to any inquiries from CFIUS or any other interested Governmental Authority; and (iii) the parties shall use commercially reasonable efforts to take all steps necessary to secure as promptly as practicable a conclusion from CFIUS that there are no issues of national security sufficient to warrant further review of the transactions contemplated hereby (“CFIUS Clearance”). Without limiting the foregoing, the requirement of Buyer to use commercially reasonable efforts to obtain the CFIUS Clearance shall not include negotiating and entering into one or more mitigation agreements with a federal Governmental Authority.

(d) Sellers and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents and approvals from, all third parties that are described in Schedules 3.3, 4.3, 5.4 and 6.3; provided, however, that Sellers shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

7.7 Assistance; Financial Statements. The parties shall furnish to each other such information and shall provide such assistance as they may reasonably request in order to prepare any filings or submissions or notices to be made or given by them (including without limitation a business acquisition report required under applicable securities Laws). Sellers shall provide to Buyer, on a timely basis, all financial information Buyer reasonably requires related to Marigold and the Mine, provided that Buyer has provided Sellers reasonable notice of such request, in order to meet its schedule for the preparation of the financial statements related to Marigold. Without limiting the generality of the foregoing, Sellers shall use commercially reasonable efforts to provide all required financial information with respect to Marigold to Buyer and its auditors in sufficient time and detail to permit Buyer’s auditors to take all steps and perform all reviews necessary to provide sufficient assistance to Buyer with respect to information to be included in such financial statements, provided that Sellers shall not be required to incur any out-of-pocket expenses.

7.8 Books and Records.

(a) Subject to Section 10.6, in order to facilitate the resolution of any claims made against or incurred by Sellers prior to the Closing, or for any other reasonable purpose, for a period of seven years after the Closing, Buyer shall: (i) retain, preserve and maintain and cause their Affiliates to retain, preserve and maintain all books and records (whether or not recorded on computer or computer related media) all books and records (including personnel files) and financial information of Marigold and the Venture relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Marigold and the Venture; and (ii) upon reasonable notice, afford the Representatives of Sellers reasonable access (including the right to make, at Sellers’ expense, photocopies), during normal business hours, to such books and records and financial information.

(b) In order to facilitate the resolution of any claims made against or incurred by Buyer or Marigold after the Closing, or for any other reasonable purpose including the purpose set forth in Section 7.7, for a period of seven years following the Closing, Sellers shall: (i) retain, preserve and maintain and cause its Affiliates to retain, preserve and maintain all books and records (whether or not recorded on computer or computer related media) all books and records (including personnel files) and financial information of Sellers which relate to Marigold, the Mine or the Venture and its operations for periods prior to the Closing; and (ii) upon reasonable notice, afford the Representatives of Buyer or Marigold reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records and financial information.

(c) Neither Buyer nor Sellers shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 7.8 where such access would violate any Law.

7.9 Closing Conditions. From the date hereof until the Closing, each party hereto shall, and Goldcorp USA shall cause Marigold to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article 8.

7.10 Pre-Closing Reorganization.

(a) If the transactions contemplated by Section 2.4 are not completed prior to the Closing but Buyer elects to waive the condition set forth in Section 8.2(g) and proceeds to complete the purchase of the Marigold Shares and Homestake Interest hereunder, Goldcorp USA shall from and after Closing use its best efforts to complete the transactions contemplated by Section 2.4 as soon as possible after Closing and Buyer shall provide its commercially reasonable cooperation with respect to the foregoing.

(b) In the event that all of the conditions precedent in favor of the Buyer set forth in Sections 8.1 and 8.2 have been satisfied or waived by Buyer (other than conditions which, by their nature, are to be satisfied on the Closing Date) except for condition set forth in Section 8.2(g):

(i) Buyer shall not be permitted to waive the condition set forth in Section 8.2(g) until the day preceding the Drop Dead Date, on which day Buyer shall be permitted to waive the condition set forth in Section 8.2(g); and

(ii) at any time prior to the Drop Dead Date, Buyer shall have the right to extend the Drop Dead Date by up to a further 30 days by written notice to Sellers.

7.11 Ball Mill and Motor

(a) Goldcorp USA shall use its reasonable efforts to remove the disassembled ball mill and motor (the “Ball Mill and Motor”) belonging to its Affiliate, Montana Exploradora de Guatemala S.A., from the Mine site prior to Closing, at Goldcorp USA’s sole cost and expense. If despite Goldcorp USA’s reasonable efforts, the Ball Mill and Motor has not been so removed in accordance with this Section 7.11(a) at the Closing, Goldcorp USA shall continue to use its reasonable efforts to complete such removal forthwith after the Closing, at Goldcorp USA’s sole cost and expense. Goldcorp USA shall complete all closure and reclamation requirements in respect of the Ball Mill and Motor and its removal and shall carry out all of its activities this Section 7.11(a) in accordance with all applicable Laws and all health and safety protocols and procedures of Marigold.

(b) After Closing, Buyer shall cause Marigold to provide reasonable access to Goldcorp USA to permit Goldcorp USA to carry out its obligations under this Section 7.11 and Buyer shall for no more than 6 months, cause Marigold to use reasonable efforts to store the Ball Mill and Motor in a manner substantially similar to past practice prior to Closing. Buyer shall not be responsible for any Losses or Liabilities that may result from keeping the Ball Mill and Motor on the Mine site except to the extent caused by the intentional acts of Marigold. Neither Marigold nor Buyer shall have any obligation to insure the Ball Mill and Motor. At Closing, Goldcorp USA shall provide an indemnity to the Buyer Indemnitees as contemplated by Section 9.2(a)(iv) above.

7.12 Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written or electronic consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and the parties shall cooperate as to the timing and contents of any such announcement. Sellers acknowledge and agree that a copy of this Agreement will be filed by Buyer on SEDAR.

7.13 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

7.14 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Buyer when due, except for any such taxes incurred in connection with the Pre-Closing Reorganization, which shall be borne and paid by Goldcorp USA when due. Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Sellers shall cooperate with respect thereto as necessary).

7.15 Replacement Reclamation Bond. At least 30 days prior to Closing, Sellers and Buyer will meet with the relevant state and federal agencies with respect to replacement of the sureties established by Sellers to guarantee performance of the reclamation obligations set forth in Schedule 7.15 (the “Reclamation Bonds”). At least 15 days prior to Closing, Buyer shall deliver to Sellers evidence that Buyer has obtained, subject only to Closing, substitute guarantees, letters of credit, bonds, security deposits, or other surety obligations and evidence of financial capacity, in each case acceptable to the relevant agencies in replacement of the Reclamation Bonds (the “Replacement Bond”). Within five business days after the Closing, Buyer shall deliver to the applicable state and federal agencies the duly executed Replacement Bond.

7.16 Distribution of Cash; Payment of Indebtedness. Prior to the Closing:

(a) Goldcorp USA shall cause Marigold to (i) distribute all of Marigold’s cash and cash equivalents to Goldcorp USA and (ii) repay and discharge any Indebtedness owed by Marigold to Goldcorp USA or any Affiliate of Goldcorp USA. Goldcorp USA shall, and shall cause any Affiliate of Goldcorp USA to, repay and discharge all Indebtedness owed to Marigold by Goldcorp USA or any Affiliate of Goldcorp USA.

(b) Each Seller shall cause all Indebtedness owed (i) to the Venture by either Seller or any Affiliate of either Seller or (ii) by the Venture to either Seller or any Affiliate of either Seller to be repaid in cash or by setoff.

7.17 Director and Officer Indemnification. Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by Marigold now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date an officer or director of Marigold, as provided in the certificate of incorporation or bylaws of Marigold, in each case as in effect on the date of this Agreement shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms. No amendment or other modification of the certificate of incorporation or bylaws of Marigold will adversely affect such rights to indemnification, advancement of expenses and exculpation.

7.18 Discharge of Encumbrances. Sellers shall use its commercially reasonable efforts to deliver to Buyer prior to the Closing evidence to the satisfaction of Buyer, acting reasonably, of the discharge of the UCC liens set forth in Schedule 7.18.

7.19 Non-Solicitation. Each of Goldcorp USA and Homestake covenants and agrees that it will not prior to the Closing Date and for a period of 24 months after the Closing Date directly or indirectly hire or attempt to hire any employees of Marigold or induce or attempt to induce any such employees to leave their employment except in connection with a general solicitation for employment; (a) where an employee initiates employment discussions directly with Goldcorp USA or Homestake; or (b) where an employee’s employment with Marigold has ended.

7.20 Payroll Services. After the Closing, Goldcorp USA agrees, either directly or indirectly, to provide payroll services to the Mine for a period of up to 90 days, if requested in writing by Buyer, at actual cost incurred.

7.21 Tires. Sellers agree that no new tires in inventory will be removed from the Mine site prior to Closing excepting those tires that are returned to the manufacturer due to defect.

ARTICLE 8

CONDITIONS TO CLOSING

8.1 Conditions to Obligations of All Parties. The obligations of Sellers and Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) The filings of Buyer and Sellers pursuant to the HSR Act and CFIUS, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(c) Sellers shall have received all consents, authorizations, orders and approvals referred to in Section 3.3 (other than the consents, authorizations, orders and approvals that are required in order to complete the Pre-Closing Reorganization), Section 4.3 and Section 5.4 and Buyer shall have received all consents, authorizations, orders and approvals referred to in Section 6.3, in each case, in form and substance reasonably satisfactory to Buyer and Sellers, acting reasonably, and no such consent, authorization, order or approval shall have been revoked.

(d) Goldcorp USA and Buyer shall have executed an express election on IRS Form 8023 (Elections Under Section 338 for Corporations Making Qualified Stock Purchases) pursuant to Section 338(h)(10) of the Code to be made for Marigold for U.S. federal income Tax purposes, in accordance with Sections 2.5 and 10.8.

8.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Sellers contained in Article 3, Article 4 and Article 5 shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date).

(b) Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Sellers prior to or on the Closing Date.

(c) Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of each Seller, that each of the conditions set forth in Section 8.2(a) and Section 8.2(b) has been satisfied.

(d) Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the respective Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

(e) Goldcorp USA shall have delivered to Buyer stock certificates evidencing the Marigold Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank.

(f) Homestake shall have delivered to Buyer bills of sale, assignments and other instruments of transfer sufficient to transfer the Homestake Interest, free and clear of all Encumbrances.

(g) The Pre-Closing Reorganization shall have been completed as required under Section 2.4 and Goldcorp USA shall have delivered to Buyer evidence, to the reasonable satisfaction of Buyer, that all Unrelated Assets have been transferred by Marigold and all Unrelated Liabilities have been assumed by Goldcorp USA and that the Pre-Closing Reorganization has been completed.

(h) The agreements and documents contemplated by Section 2.5 shall have been executed and delivered by the respective parties thereto (other than Buyer).

(i) Goldcorp USA shall have delivered to Buyer written resignations of the officers and directors of Marigold.

(j) Homestake shall have delivered to Buyer, and Goldcorp USA shall have delivered to Buyer, a non-foreign affidavit dated as of the Closing Date, in form and substance required under the Treasury Regulations issued pursuant to Section Code §1445 of the Code.

(k) The Sellers shall have delivered to Buyer an agreement between Goldcorp Inc., Marigold, Barrick Gold Corp and Homestake evidencing the termination of the agreement dated October 15, 2013 between those persons.

8.3 Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Sellers’ waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Buyer contained in Article 6 shall be true and correct in all material respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all material respects as of that specified date).

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Buyer prior to or on the Closing Date, including those set forth in Section 7.15.

(c) Sellers shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) has been satisfied.

(d) Sellers shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

(e) Buyer shall have delivered to Sellers the Base Purchase Price and the Closing Cash in accordance with Section 2.2.

(f) Buyer shall have delivered an agreement to Homestake sufficient to assume the Assumed Liabilities.

(g) Buyer shall have caused Marigold to deliver to Sellers general releases of the then current officers and directors of Marigold and the then current members of the Management Committee of the Venture, releasing and discharging each of them from any claims, actions, liabilities, damages, costs, expenses and attorneys’ fees related to such persons acting in their capacity as directors or officers of Marigold or as members of the Management Committee of the Venture, whether known or unknown or whether asserted or unasserted, except in connection with any fraud.

ARTICLE 9

INDEMNIFICATION

9.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is 18 months from the Closing Date, provided that the representations and warranties:

(a) in Section 3.6 and Section 4.4 (the “Ownership Representations”) shall survive the Closing and shall remain in full force and effect for a period of 60 months after the Closing Date;

(b) in Section 5.9 (the “Environment Representations”) shall survive the Closing and shall remain in full force and effect for a period of 24 months after the Closing Date;

(c) in Section 3.10, Section 4.5 and Section 5.11 (the “Tax Representations”) and Section 5.10(b) (the “Employment Benefit Representations”) shall survive the Closing and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days.

Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved. All covenants, agreements and obligations of the parties contained in this Agreement shall survive the Closing, provided that any claim for indemnification under this Article 9 based on a breach or non-fulfillment occurring prior to the Closing of a covenant, agreement or obligation to be performed pursuant to this Agreement must be made within 18 months after the Closing Date except for any covenants, agreements or obligations of Goldcorp USA in Section 2.4, and Section 7.11(a) and for greater certainty, any covenants contained in Article 10 and Article 12 shall not be subject to such limitation.

9.2 Indemnification by Sellers.

(a) Subject to the other terms and conditions of this Article 9, Goldcorp USA shall indemnify Buyer and its Affiliates (including Marigold (from and after the Closing)) and their respective directors, officers and employees (collectively, the “Buyer Indemnitees”) against, and shall hold the Buyer Indemnitees harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(i) any inaccuracy in or breach of any of the representations or warranties of Goldcorp USA contained in Article 3;

(ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed solely by Goldcorp USA pursuant to this Agreement;

(iii) any and all: (A) Unrelated Liabilities, and (B) Liabilities associated with, related to, or that arise or result from, the Pre-Closing Reorganization; and

(iv) any and all Liabilities associated with, related to, or that arise or result from, the presence of the Ball Mill and Motor on the Mine site, any of Goldcorp’s acts, activities or omissions on or in relation to the Mine site in connection with the removal of Ball Mill and Motor and the performance of its other covenants under Section 7.11, including, without limitation, bodily injury to persons, including death, damage to property, and environmental damage or contamination.

(b) Subject to the other terms and conditions of this Article 9, Homestake shall indemnify the Buyer Indemnitees against, and shall hold the Buyer Indemnitees harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(i) any inaccuracy in or breach of any of the representations or warranties of Homestake contained in Article 4; or

(ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed solely by Homestake pursuant to this Agreement.

(c) Subject to the other terms and conditions of this Article 9, Sellers shall severally and not jointly (such that Goldcorp USA’s aggregate indemnification obligation under this Section 9.2(c) is 66.67% of any Loss and Homestake’s aggregate indemnification obligation under this Section 9.2(c) is 33.33% of any Loss) indemnify Buyer Indemnitees against, and shall hold Buyer Indemnitees harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(i) any inaccuracy in or breach of any of the representations or warranties of Sellers contained in Article 5; or

(ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed jointly by Sellers pursuant to this Agreement.

(d) In the event that a Loss contemplated under Section 9.2 is incurred or sustained by, or imposed upon, Marigold, such Loss shall, for the purposes of this Article 9, be deemed to be a Loss incurred or sustained by, or imposed upon, by Buyer. Notwithstanding that both Buyer and Marigold are or may be entitled to seek indemnification from the Indemnifying Parties under this Agreement in respect of the same Loss, the aggregate liability of the Indemnifying Parties in respect of any such Loss shall be determined on a without duplication basis such that Buyer and Marigold shall not, as a whole, obtain double recovery in respect of such Loss.

9.3 Indemnification By Buyer.

(a) Subject to the other terms and conditions of this Article 9, Buyer shall indemnify Sellers and their Affiliates and their respective directors, officers and employees (collectively, the “Sellers’ Indemnitees”) against, and shall hold Sellers Indemnitees harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Sellers Indemnitees based upon, arising out of, with respect to or by reason of:

(i) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement; or

(ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement.

(b) Subject to the other terms and conditions of this Article 9, Buyer shall indemnify Homestake against, and shall hold Homestake harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Homestake based upon, arising out of, with respect to or by reason of any Assumed Liabilities.

9.4 Certain Limitations. The indemnifications provided for in Article 9 or Article 10 shall be subject to the following provisions:

(a) Goldcorp USA shall not be liable for indemnification under Section 9.2(a)(i), Section 9.2(a)(ii), Section 9.2(c)(i) or Section 9.2(c)(ii) (except, with respect to Section 9.2(a)(ii) and 9.2(c)(ii), for Losses based on a breach or non-fulfillment occurring after the Closing of a covenant, agreement or obligation to be performed by Goldcorp USA, whether solely or as one of the Sellers, pursuant to this Agreement) until the aggregate amount of all such Losses exceeds $1,000,000 (the “Goldcorp USA Deductible”), in which event Goldcorp USA shall only be required to pay or be liable for Losses in respect of such claims in excess of the Goldcorp USA Deductible. The foregoing shall not be applicable however in respect of claims for Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 3.6 and no such claims shall be counted towards the Goldcorp USA Deductible.

(b) The aggregate amount of all Losses for which Goldcorp USA shall be liable pursuant to:

(i) Section 9.2(a)(i) (other than those Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of the representations and warranties set forth in Section 3.6), Section 9.2(a)(ii), Section 9.2(c)(i) and Section 9.2(c)(ii) (except, with respect to Section 9.2(a)(ii) and 9.2(c)(ii), for Losses based on a breach or non-fulfillment occurring after the Closing of a covenant, agreement or obligation to be performed by Goldcorp USA, whether solely or as one of the Sellers, pursuant to this Agreement) shall not exceed an amount equal to 20% of 2/3 of the Purchase Price; and

(ii) Section 9.2(a)(i) based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of the representations and warranties set forth in Section 3.6 shall not exceed an amount equal to 50% of 2/3 of the Purchase Price.

(c) Homestake shall not be liable for indemnification under Section 9.2(b)(i), Section 9.2(b)(ii), Section 9.2(c)(i) or Section 9.2(c)(ii) (except, with respect to Section 9.2(b)(ii) and 9.2(c)(ii), for Losses based on a breach or non-fulfillment occurring after the Closing of a covenant, agreement or obligation to be performed by Homestake, whether solely or as one of the Sellers, pursuant to this Agreement) until the aggregate amount of all such Losses exceeds $500,000 (the “Homestake Deductible”), in which event Homestake shall only be required to pay or be liable for Losses in respect of such claims in excess of the Homestake Deductible. The foregoing shall not be applicable however in respect of claims for Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 4.4 and no such claims shall be counted towards the Homestake Deductible.

(d) The aggregate amount of all Losses for which Homestake shall be liable pursuant to:

(i) Section 9.2(b)(i) (other than those Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of the representations and warranties set forth in Section 4.4), Section 9.2(b)(ii), Section 9.2(c)(i) and Section 9.2(c)(ii) (except, with respect to Section 9.2(b)(ii) and 9.2(c)(ii), for Losses based on a breach or non-fulfillment occurring after the Closing of a covenant, agreement or obligation to be performed by Homestake, whether solely or as one of the Sellers, pursuant to this Agreement) shall not exceed an amount equal to 20% of 1/3 of the Purchase Price; and

(ii) Section 9.2(b)(i) based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of the representations and warranties set forth in Section 4.4 shall not exceed an amount equal to 50% of 1/3 of the Purchase Price.

(e) Notwithstanding the foregoing, the provisions set forth in Sections 9.4(a), 9.4(b), 9.4(c) and 9.4(d) shall not be applicable in respect of claims for Losses based upon, arising out of, with respect to or by reason of:

(i) any claim made under this Agreement which is based upon, or relates to, in any manner whatsoever intentional misrepresentation or fraud by Goldcorp USA or Homestake (and no such claim shall be counted towards the Goldcorp USA Deductible or Homestake Deductible, as applicable); or

(ii) the breach or non-fulfilment of any covenant, agreement or obligation to be performed by Goldcorp USA pursuant to Section 2.4, Section 7.10 or Section 7.11.

(iii) any claims under Section 9.2(a)(iii) or 9.2(a)(iv).

(f) For greater certainty, the provisions set forth in Sections 9.4(a), 9.4(b), 9.4(c) and 9.4(d) shall not be applicable in respect of any claims under Article 10.

(g) Buyer shall not be liable for indemnification under Section 9.3(a)(i) or Section 9.3(a)(ii) (except, with respect to Section 9.3(a)(ii), for Losses based on a breach or non-fulfillment occurring after the Closing of a covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement) until the aggregate amount of all such Losses exceeds $1,500,000 (the “Buyer’s Deductible”), in which event Buyer shall only be required to pay or be liable for Losses in respect of such claims in excess of the Buyer’s Deductible.

(h) The aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 9.3(a)(i) and Section 9.3(a)(ii) (except, with respect to Section 9.3(a)(ii), for Losses based on a breach or non-fulfillment occurring after the Closing of a covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement) to:

(i) Goldcorp USA shall not exceed an amount equal to 20% of 2/3 of the Purchase Price; and

(ii) Homestake shall not exceed an amount equal to 20% of 1/3 of the Purchase Price.

(i) Notwithstanding the foregoing, the limitations set forth in Sections 9.4(g) and 9.4(h) shall not be applicable in respect of claims for Losses based upon, arising out of, with respect to or by reason of any claim made under this Agreement which is based upon, or relates to, in any manner whatsoever intentional misrepresentation or fraud by Buyer (and no such claim shall be counted towards the Buyer’s Deductible).

(j) For greater certainty, the provisions set forth in Sections 9.4(g) and 9.4(h) shall not be applicable in respect of claims under Section 9.3(b) or Article 10.

(k) Payments by an Indemnifying Party in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Indemnified Party in respect of any such claim.

(l) Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(m) Sellers shall not be liable under this Article 9 for any Losses based on or arising out of any inaccuracy in or breach of any representation and warranty contained in Article 3, Article 4 or Article 5 if Buyer had actual knowledge of such inaccuracy or breach at the time of the execution and delivery of the Agreement. For the purpose of this Section 9.4(m), the actual knowledge of Buyer shall mean the actual knowledge of the individuals holding the following positions in Buyer at the time of the execution and delivery of the Agreement: (i) Chief Executive Officer, (ii) Vice President, Business Development and Strategy, (iii) Senior Vice President and Chief Financial Officer, (iv) Senior Vice President, Projects, (v) Vice President, Technical Services, and (vi) Vice President, Legal and Corporate Secretary. Sellers shall have the onus to prove the actual knowledge of Buyer under this Section 9.4(m).

9.5 Indemnification Procedures.

(a) Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 9.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (i) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (ii) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defence of such Third Party Claim, the Indemnified Party may, subject to Section 9.5(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Sellers and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 7.8) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b) Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 9.5(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 9.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 60 days after its receipt of such notice to respond in writing to such Direct Claim. During such 60-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to Marigold’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request, provided that under no circumstances shall Indemnifying Parties have any right to receive, be granted access to, or otherwise be granted rights as to any communications, files, documents, records or accounts that, in the sole discretion of the Indemnified Parties, may be subject to attorney-client or other legal privileges. If the Indemnifying Party does not so respond within such 60-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

9.6 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

9.7 Exclusive Remedies. Subject to Section 13.11, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud or intentional misrepresentation on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation or warranty or covenant, agreement or obligation set forth herein shall be pursuant to the indemnification provisions set forth in this Article 9 and in Article 10 and pursuant to Article 12. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation or warranty or covenant, agreement or obligation set forth herein it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any

Law, except pursuant to the indemnification provisions set forth in this Article 9 and in Article 10 and Article 12. Nothing in this Section 9.7 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 13.11.

ARTICLE 10

TAX MATTERS

10.1 Tax-Sharing Agreements. Goldcorp USA shall cause the Release Agreement with respect to the Tax Sharing Agreement substantially in the form attached hereto as Exhibit C to be fully executed and delivered to Buyer on the Closing Date.

10.2 Taxes Attributable to Pre-Closing Period and Other Taxes. Goldcorp USA shall be responsible and shall indemnify Buyer Indemnitees for all Taxes and associated expenses of Marigold for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date as set forth in Section 10.4(e). Buyer shall be responsible for and shall indemnify and hold Sellers and their Affiliates harmless against all other Taxes of Marigold and associated expenses for all taxable periods beginning after the Closing Date and the portion beginning after the Closing Date for any taxable period that includes (but does not end on) the Closing Date as set forth in Section 10.4(e). For the avoidance of doubt, Goldcorp USA shall be responsible and shall indemnify Buyer Indemnitees for all Taxes of Marigold that are associated with, or suffered or incurred as a result of the transactions contemplated in Section 2.4, whether such transactions occur prior to or after Closing. Homestake shall be responsible and shall indemnify Buyer for all Taxes and associated expenses with respect to the Homestake Interest for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on the Closing Date).

10.3 Tax Refunds and Tax Benefits. Any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) relating to taxable periods (or portions of a taxable period) ending on or before the Closing Date shall be the property of Goldcorp USA and, if received by Buyer, its Affiliates or Marigold, shall be paid over promptly to Goldcorp USA. Upon receipt by Goldcorp USA of any such Tax refund other than federal income Taxes (including any interest paid or credited with respect thereto), Goldcorp USA shall within 20 days thereof pay Homestake’s proportionate share of such refund based on the portion of the Tax to which the refund relates that was paid by or was for the account of Homestake. Buyer shall, if Goldcorp USA so requests and at Goldcorp USA’s expense, cause Marigold or other relevant entity to file for and use commercially reasonable efforts to obtain and expedite the receipt of any refund to which Goldcorp USA is entitled under this Section 10.3. Buyer shall permit Goldcorp USA to participate in (at Goldcorp USA’s expense) the prosecution of any such refund claim.

10.4 Contests.

(a) After the Closing, Buyer shall promptly notify Goldcorp USA in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on Buyer, its Affiliates, Marigold or any subsidiary which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification by Goldcorp USA. Such notice shall contain factual information (to the extent known to Buyer, its Affiliates, Marigold or any subsidiary) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax liability. If Buyer fails to give Goldcorp USA prompt notice of an asserted Tax liability as required by this Section 10.4, then Goldcorp USA shall not have any obligation to indemnify for any loss arising out of such asserted Tax liability, but only to the extent that failure to give such notice results in a detriment to Goldcorp USA.

(b) In the case of a Tax audit or administrative or judicial proceeding (a “Contest”) that relates to taxable periods ending on or before the Closing Date, Goldcorp USA shall have the sole right, at its expense, to control the conduct of such Contest.

(c) With respect to a taxable period that begins prior to the Closing Date and ends after the Closing (a “Straddle Period”), Goldcorp USA may elect to direct and control, through counsel of its own choosing, any contest involving any asserted Tax liability with respect to which indemnity may be sought from Goldcorp USA. If Goldcorp USA elects to direct a Contest, Goldcorp USA shall within 90 days of receipt of the notice of asserted Tax liability notify Buyer of its intent to do so, and Buyer shall cooperate and shall cause Marigold and its Affiliates to fully cooperate, at Goldcorp USA’s expense, in each phase of such Contest. If Goldcorp USA elects not to direct the Contest, Buyer, Marigold or any subsidiary may assume control of such Contest (at Buyer’s expense). However, in such case, none of Buyer, Marigold or any subsidiary may settle or compromise any asserted liability without prior written consent of Goldcorp USA; provided, however, that consent to settlement or compromise shall not be unreasonably withheld. In any event, Goldcorp USA may participate, at its own expense, in the Contest.

(d) Buyer and Sellers agree to cooperate, and Buyer agrees to cause Marigold to cooperate, in the defense against or compromise of any claim in any Contest.

(e) For purposes of this Agreement, Taxes allocable to the portion of a Straddle Period ending on the Closing Date (i) in the case of any Taxes other than Income Taxes, Nevada State Net Proceeds of Mineral Taxes and Taxes based on receipts or sales or that are otherwise transactionally based shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the taxable period prior to and ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, (ii) in the case of Taxes based on receipts or sale or that are otherwise transactionally based, other than Income Taxes and the Nevada State Net proceeds of Mineral Taxes, shall be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date, provided that all permitted allowances, credits, exemptions and deductions that are normally computed on the basis of an entire year period shall accrue on a daily basis and shall be allocated between the pre-Closing portion of the Straddle Period and the post-Closing portion of the Straddle Period in proportion to the number of days in each such period; provided, however, that any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended on the Closing Date and provided further that all determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practices of Marigold, except where such practice is not consistent with applicable legal requirements. In the case of Income Taxes: (x) Goldcorp USA or its ultimate U.S. parent corporation with which it files a consolidated return for federal income tax purposes shall include the income of Marigold (including any deferred items triggered into income by Treasury Regulation 1.1502-13 and any excess loss account taken into income under Treasury Regulation 1.1502-19) on its consolidated federal Income Tax Returns through the end of the Closing Date and pay any Income Taxes attributable to such income, and (y) such income of Marigold shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of Marigold as of the end of the Closing Date. In the case of Nevada State Net Proceeds of Mineral Taxes, such net proceeds of Marigold (including without limitation, depreciation and amortization deductions) shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of Marigold as of the end of the Closing Date. Marigold and Buyer shall furnish Tax information to Goldcorp USA for inclusion in such consolidated federal Income Tax Return for the period that includes the Closing Date in accordance with Goldcorp USA’s past custom and practice. Notwithstanding the foregoing, any penalty, interest or addition to Tax shall be allocated to the party that bears the liability for the Tax to which such penalty, interest or addition to Tax relates, regardless of when such penalty, interest or addition to Tax is assessed.

10.5 Returns.

(a) The common parent of Goldcorp USA shall prepare and file (or cause Goldcorp USA or Marigold to prepare and file) all Tax Returns relating to Marigold for any taxable period ending on or before the Closing Date. The common parent of Goldcorp USA shall include the income of Marigold on its consolidated federal Income Tax Returns for all periods through the end of the Closing Date and pay any federal income Taxes attributable to such income. Marigold shall furnish Tax information to Goldcorp USA for inclusion in Goldcorp USA’s federal consolidated Income Tax Return for the period that includes the Closing Date in accordance with Marigold’s past custom and practice. The income of Marigold shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of Marigold as of the end of the Closing Date.

(b) Buyer shall prepare and file (or cause Marigold to prepare and file) all Tax Returns that relate to Marigold for taxable periods ending after the Closing Date (including Straddle Periods); it being understood that all Taxes shown as due and payable on such Tax Returns shall be the responsibility of Buyer (including any Taxes included in the Net Working Capital Calculation), except for Taxes that are attributable to the pre-Closing period. Such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by an intervening change in Law. With respect to any Tax Return required to be filed with respect to Marigold after the Closing Date and as to which Taxes are allocable to Goldcorp USA, Buyer shall provide Goldcorp USA and its authorized Representative with a copy of such completed Tax Return and a statement (with which Buyer will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is allocable to Goldcorp USA at least 30 days prior to the due date (including any extension thereof) for filing of such Tax Return, and Goldcorp USA and its authorized Representative shall have the right to review and comment on such Tax Return and statement prior to the filing of such Tax Return. Goldcorp USA and Buyer agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by Goldcorp USA or its authorized Representative.

10.6 Tax Cooperation and Exchange of Information. Sellers and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other (and Buyer shall cause Marigold to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include, but not be limited to, providing copies of relevant Tax Returns or portions thereof, together with related work papers, schedules and all material documents relating to rulings or other determinations by the applicable Governmental Authorities and any forms, certificates and other information related to applicable tax treaty compliance and qualifying for applicable tax treaty benefits.

(a) Goldcorp USA and Buyer shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 10.6. Each of Sellers and Buyer shall retain all Tax Returns, schedules and work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of Marigold and the Mine for any taxable period that includes the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six years following the due date (without extension) for such Tax Returns. After such time, before Sellers or Buyer shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party shall be given an opportunity, after 90 days prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense). Any information obtained under this Section 10.6 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

(b) Buyer and Sellers further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

10.7 Post-Closing Elections. At Goldcorp USA’s request, Buyer shall cause Marigold to make or join with Goldcorp USA in making any other election with respect to a pre-acquisition Tax period, if the making of such election does not have a material adverse impact on Buyer or Marigold for any post-acquisition Tax period. At Buyer’s request, Goldcorp USA and/or Homestake, as appropriate, shall make or join with Marigold and/or Buyer, as appropriate, in making any other election with respect to a post-acquisition Tax Period, if the making of such election does not have a material adverse impact on Goldcorp USA or Homestake for any Tax period.

10.8 Section 338(h)(10) Election. In connection with the sale of the Marigold Shares contemplated hereby, the parties shall cause an express election on IRS Form 8023 (Elections under Section 338 for Corporations Making Qualified Stock Purchases)pursuant to Section

338(h)(10) of the Code to be made for Marigold for U.S. federal income Tax purposes, and shall cause similar elections to be made where appropriate for state Tax purposes, and shall comply with the rules and regulations applicable to such elections. Such elections shall be executed on the Closing Date, and each party agrees to cooperate with the other in the preparation of IRS Form 8023 (Elections under Section 338 for Corporations Making Qualified Stock Purchases) or any similar form required by a state taxing authority. Buyer shall determine the value of the tangible and intangible assets of Marigold and shall within 120 days provide Goldcorp USA with an allocation of the Buyer’s “adjusted grossed-up basis” in the Marigold Shares (within the meaning of the Regulations under Section 338 of the Code) among such assets (the “Allocation”). Goldcorp USA shall have the right to make comments on such allocation during the 60 day period following receipt from Buyer of the Allocation, which comments shall be considered by Buyer in good faith and not unreasonably denied. The Allocation shall be binding upon Goldcorp USA and Buyer for purposes of allocating the “aggregate deemed selling price” (within the meaning of the Regulations) among the assets of Marigold, and neither party shall file any Tax Return, or take a position with a Tax authority, that is inconsistent with the Allocation. Each party agrees to cooperate with the other in the preparation of IRS Form 8883 (Asset Allocation Statement) or any similar form required by a state taxing authority in connection with a Section 338(h)(10) election and to furnish the other party with a copy of such form or forms prepared in draft form within a reasonable period before its filing due date.

10.9 Indemnification for Post-Closing Transactions. Buyer agrees to indemnify Goldcorp USA for any additional tax owed by Goldcorp USA (including tax owed by Goldcorp USA due to this indemnification payment) resulting from any transaction engaged in by Marigold not in the ordinary course of business occurring on the Closing Date after Buyer’s purchase of the Marigold Shares, other than any Taxes resulting from the election pursuant to Section 338(h)(10) of the Code or resulting from consummating the transactions contemplated by Section 2.4.

10.10 Tax Covenants. Neither Buyer nor any Affiliate of Buyer shall amend, refile or otherwise modify, or cause or permit Marigold to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any taxable period (or portion of any taxable period), ending on or before the Closing Date without the prior written consent of Goldcorp USA.

ARTICLE 11

TERMINATION

11.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Sellers and Buyer;

(b) by Buyer by written notice to Sellers if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Goldcorp USA, Homestake or the Sellers pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 8 and such breach, inaccuracy or failure cannot be cured by Sellers by April 30, 2014 (the “Drop Dead Date”); or

(ii) any of the conditions set forth in Section 8.1 or Section 8.2 shall not have been fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c) by Sellers by written notice to Buyer if:

(i) neither Seller is then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 8 and such breach, inaccuracy or failure cannot be cured by Buyer by the Drop Dead Date; or

(ii) any of the conditions set forth in Section 8.1 or Section 8.3 shall not have been fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of Sellers to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d) by Buyer or Sellers in the event that:

(i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

11.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except for any liability resulting from a breach of Section 7.5; provided, however, that nothing herein shall relieve any party hereto from liability for any intentional breach of any provision hereof.

ARTICLE 12

GOLDCORP GUARANTEE

12.1 Guarantee. For good and valuable consideration the receipt and sufficiency of which Goldcorp hereby acknowledges, Goldcorp hereby irrevocably and unconditionally guarantees to Buyer the due and punctual payment and performance of all indebtedness, liabilities and other obligations from time to time owing by Goldcorp USA to Buyer under or in connection with this Agreement and the transactions contemplated herein including, but not limited to, any and all debts, liabilities and other amounts from time to time owing by Goldcorp USA to Buyer under or in connection with this Agreement, whether now existing or hereafter arising, whether incurred by Goldcorp USA alone or with another or others, and whether for principal, interest, bonus, fees, expenses, indemnity or otherwise, and any and all reasonable out-of-pocket expenses (including fees of counsel and disbursements on a full indemnity basis) incurred by Buyer in enforcing any of its rights under this Guarantee (all such obligations being hereinafter collectively referred to as the “Guaranteed Obligations”).

12.2 Absolute Liability. Goldcorp guarantees that the Guaranteed Obligations will be performed strictly in accordance with their terms and conditions and agrees that Goldcorp shall be liable as principal debtor and not solely as surety with respect to the Guaranteed Obligations, and that the liability of the Guarantor under this Article 12 shall be absolute and unconditional irrespective of:

(a) the lack of validity or enforceability of any terms of this Agreement;

(b) any defense, counter-claim or right of set-off available to Goldcorp USA or any other Person;

(c) any extension of the time or times for the payment or performance or any renewals or extensions of the Guaranteed Obligations or any other indulgences which Buyer may grant to Goldcorp USA or any other Person or any other amendment to or alteration or renewal of this Agreement or any of the Guaranteed Obligations that may be agreed to between Goldcorp USA and Buyer;

(d) any sale, assignment or transfer by Buyer of any part of the Guaranteed Obligations or any of the benefits of this Article 12; and (e) any other circumstance (other than complete, irrevocable payment) that might otherwise constitute a defense available to, or a discharge of Goldcorp, Goldcorp USA or any other Person in respect of the Guaranteed Obligations or this Article 12.

12.3 Enforcement

(a) Remedies. Buyer need not seek or exhaust its recourse against Goldcorp USA or any other Person before being entitled to payment and performance by Goldcorp under this Article 12.

(b) Amount of Guaranteed Obligations. Any account settled or stated by or among Buyer and Goldcorp USA shall, in the absence of manifest error, be accepted by Goldcorp as prima facie evidence of the amount of the Guaranteed Obligations due by Goldcorp USA to Buyer.

(c) Payment on Demand. The obligation of Goldcorp to pay any amount of the Guaranteed Obligations when due and all other amounts due and payable by it to Buyer under this Article 12 shall arise immediately after demand for payment thereof is made in writing to Goldcorp.

(d) Suspension of Guarantors Rights. So long as any Guaranteed Obligations remain outstanding, Goldcorp shall not exercise any rights which Goldcorp may at any time have by reason of the performance of any of its obligations under this Guarantee:

(i) to be indemnified by Goldcorp USA;

(ii) to claim contribution from any other guarantor of the debts, liabilities or obligations of Goldcorp USA; or

(iii) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Buyer under this Agreement.

(e) No Subrogation. Notwithstanding any other provision of this Guarantee, Goldcorp irrevocably waives any claim, remedy or other right which it may now have or hereafter acquire against Goldcorp USA by virtue of the existence, payment, performance or enforcement of Goldcorp’s obligations under this Guarantee, including any right of subrogation, reimbursement, exoneration, indemnification or any right to participate in any claim or remedy of Buyer against Goldcorp USA, whether or not such claim, remedy or other right is reduced to judgment or is liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, and whether or not such claim, remedy or other right arises in equity or under contract, statute or common law. Goldcorp further agrees that Goldcorp USA shall be an intended third party beneficiary of Goldcorp’s waiver contained in this Section. If any amount is paid to Goldcorp in violation of the preceding sentence and, at such time, Buyer’s claims against Goldcorp USA in respect of the Guaranteed Obligations shall not have been paid in full, any amount paid to Goldcorp shall be deemed to have been paid to Goldcorp for the benefit of, and received and held in trust by Goldcorp for Buyer, and shall immediately be paid to Buyer to be credited and applied against the Guaranteed Obligations.

(f) Continuing Guarantee. This shall be a continuing guarantee and shall remain in full force and effect until all of the Guaranteed Obligations have been fully performed and satisfied.

(g) Indemnity. Goldcorp shall indemnify Buyer against, and save Buyer harmless from, any losses which may arise by virtue of any of the Guaranteed Obligations or any other agreement relating to the foregoing, being or becoming for any reason whatsoever in whole or in part (i) void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable in accordance with its terms, or (ii) released or discharged by operation of Law. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except for any liability resulting from a breach of Section 7.5; provided, however, that nothing herein shall relieve any party hereto from liability for any intentional breach of any provision hereof.

ARTICLE 13

MISCELLANEOUS

13.1 Expenses. Except as otherwise expressly provided herein (including Section 7.14 hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Buyer shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.

13.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.2):

If to Goldcorp or	Goldcorp USA, Inc.
Goldcorp USA:	c/o Goldcorp Inc.
Suite 3400, 666 Burrard Street
Vancouver BC
V6C 2X8

Timo Jauristo, EVP, Corporate Development
Timo.jauristo@goldcorp.com

Fax: 604-696-3001

with a copy to:	Parsons Behle & Latimer
201 South Main Street, Suite 1800
Salt Lake City, Utah 84111
Attn: Stephen J. Hull
shull@parsonsbehle.com

If to Homestake:	Homestake Mining Company of California
c/o Barrick Gold Corporation
Brookfield Place
TD Canada Trust Tower
Suite 3700
161 Bay Street
PO Box 212
Toronto, Ontario
M5J 2S1 Canada

Fax – 1 416 307 7479

Attention: General Counsel

with a copy to:	Parsons Behle & Latimer
201 South Main Street, Suite 1800
Salt Lake City, Utah 84111
Attn: Stephen J. Hull
shull@parsonsbehle.com

If to Buyer:	Silver Standard Resources Inc.
Suite 800 – 1055 Dunsmuir Street
PO Box 49088
Vancouver, B.C.
Canada V7X 1G4

Attn: Kelly Stark-Anderson, Vice President, Legal
KStarkAnderson@silverstandard.com

Fax – 604-689-3847

with a copy to:	Lawson Lundell LLP
1600 – 925 West Georgia Street
Vancouver, B.C.
Canada V6C 3L2

Attn: Michael Lee
mlee@lawsonlundell.com
Fax – 604 669-1620

13.3 Interpretation. For purposes of this Agreement: (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (ii) the word “or” is not exclusive; and (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement and the Disclosure Schedules; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

13.4 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

13.5 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

13.6 Entire Agreement. This Agreement, the exhibits and schedules hereto, the Disclosure Schedules and the Confidentiality Agreement constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

13.7 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Goldcorp shall not be permitted to assign its rights and obligations hereunder. Neither of the Sellers shall assign its rights or obligations hereunder without the prior written consent of the Buyer and Buyer shall not assign its rights or obligations hereunder without the prior written consent of the Sellers, in each case, which consent shall not be unreasonably withheld, conditioned or delayed, except that Buyer may assign its rights under this Agreement to an Affiliate that is a duly organized and validly existing United States corporation characterized as a domestic corporation pursuant to Section 7701(a)(30)(C) of the Code. without the prior written consent of (but with prompt notice to) Sellers. No assignment shall relieve the assigning party of any of its obligations hereunder.

13.8 No Third-Party Beneficiaries. Except as provided in Section 7.17, this Agreement is for the sole benefit of the parties hereto and the Buyer Indemnitees and Sellers’ Indemnitees (with respect to each provision providing rights to the Buyer Indemnitees or Sellers’ Indemnitees, as the case may be) and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

13.9 Amendment and Modification; Waiver. This Agreement (apart from Article 12) may only be amended, modified or supplemented by an agreement in writing signed by Buyer, Goldcorp USA and Homestake. Article 12 may only be amended, modified or supplemented by an agreement in writing signed by Buyer, Goldcorp and Goldcorp USA. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

13.10 Governing Law; Submission to Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia without giving effect to any choice or conflict of law provision or rule.

(b) Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the courts of the Province of British Columbia and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

13.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

13.12 Several, Not Joint, Obligations. All obligations of Goldcorp USA and Homestake under this Agreement, including under Article 9, are several and not joint. Each Seller assumes liability solely for its own performance and is responsible only for its own failure to perform, including with respect to covenants and other agreements made by both Sellers. In no event shall either Seller have any liability or obligation with respect to (i) the acts or omissions of the other Seller under this Agreement or (ii) any loss or damage resulting from the breach of this Agreement by the other Seller. Nothing contained herein shall limit: (i) the claims, if any, that a Seller may have against the other Seller relating to the breach by the other Seller of a covenant or other agreement hereunder; or (ii) the rights Buyer may have under Section 11.1(b).

13.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

The parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Goldcorp USA, Inc.

By:	(Signed) “Charlie Ronkos”
Name:	Charlie Ronkos
Title:	Director

By:
Name:
Title:

Homestake Mining Company of California

By:	(Signed) “Ammar Al-Joundi”
Name:	Almmar Al-Joundi
Title:	Director

By:	(Signed) “Blake Meason”
Name:	Blake Meason
Title:	Director and Chief Financial Officer

Silver Standard Resources Inc.

By:	(Signed) “John Smith”
Name:	John Smith
Title:	President and CEO

By:
Name:
Title:

Goldcorp Canada Ltd.

By:	(Signed) “Lindsay Hall”
Name:	Lindsay Hall
Title:	CFO

By:
Name:
Title: